Annual Report 2013



Building a brighter future

Table of Contents

Corporate Profile

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products. We are a pioneer in the research, development and commercialization of natural, marine-derived krill oil extracts supported by clinically proven health benefits.

Our business prides itself on being environmentally responsible and prioritizes the improvement of prevailing cardiovascular and neurological conditions.

A solid intellectual property portfolio is leveraged to maintain and diversify collaborations with global industry leaders. Value is continuously being created and expanded through multiple strategic ventures into different sectors of the nutraceutical and pharmaceutical industries. Neptune pursues its market opportunities through dietary supplements and functional foods, as well as opportunities in the pharmaceutical market through its subsidiaries Acasti and NeuroBioPharm, which focus on cardiovascular and neurological conditions, respectively.

Learn More

To learn more about Neptune, visit the Company's website at www.neptunebiotech.com. Here you will find business and product information along with investor material, including annual reports, quarterly reports and press releases.

Message to Shareholders

Dear Shareholders:

As we complete one year and look forward to the next, we feel it is important to begin by briefly reflecting on the past fiscal year, ending February 28, 2013. For the first eight months Neptune had a model business, delivering strong operating and financial results. The Company made solid strides extending its reach and client base. This, coupled with our plant expansion project, investments in research & development and intellectual property (IP), and a completed public offering of approximately US$34.1 million, was positioning Neptune for accelerated market share growth. Unfortunately, things abruptly changed on November 8, 2012, when an accidental explosion and fire rendered Neptune's production plant in Sherbrooke, Québec, Canada inoperable and resulted in the loss of life and injury to others.

At that moment, our immediate and top priority was to ensure the safety and well-being of Neptune employees and families affected by this event. With help from various government agencies, Neptune provided employees with counseling and support services. To help those most closely touched by the incident we also established a Special Assistance Fund, which included contributions from Neptune and a number of our customers. The Special Assistance Fund has allowed us to allocate aid to several employees and families in need, including provisions for some employee salaries on an interim basis. The fund was very successful in helping to meet the immediate needs of victims and their families, and therefore we kept it in place and established a non-profit organization to assist in the collecting and redistributing of donations.

In parallel with taking care of our employees, we immediately assessed the situation to determine our most urgent priorities and mitigate the negative consequences. Through our quick response, the Neptune management team immediately established five committees composed of senior management and key personnel and an action plan focusing on aiding employees, stabilizing and re-starting production, maintaining customer relationships and brand image, and managing financial resources to ensure continued product development and patent defense. Our decisive approach enabled Neptune to effectively manage through a very difficult period and put in motion key initiatives to ensure our company is positioned for a strong recovery and continued market momentum.

As we close this difficult chapter in our company's history, the Board of Directors, and Neptune's leadership team want to again extend our heartfelt condolences to those touched by this tragic event. We would also like to acknowledge the incredible efforts of the Neptune team to quickly assess, control and handle the situation and help all those affected. Finally, we would like to thank our partners, customers and shareholders for their ongoing support as we navigate through these events and rebuild to emerge even stronger.

Action Plan Progress

Neptune's rapid response has resulted in good progress to date. We have three key priorities for restoring and ramping up our long-term supply chain, including rebuilding our plant, establishing third party manufacturing partnerships and securing supply of raw materials.

The company is working hard to bring its production capacity back online before the end of this fiscal year. We have received permits for our Sherbrooke plant—both environmental and municipal—necessary to begin rebuilding and we expect to begin during the second quarter of the current fiscal year. The Sherbrooke facility could have the capacity to produce more than 150,000 kilograms of krill oil per year.

As we work to restoring our production capacity, we are also taking positive steps to secure and increase our long term supply chain through third party manufacturing agreements, thereby broadening, strengthening and safeguarding future operations. We are now evaluating three confirmed options and a decision should be taken by the end of the second quarter of this fiscal year. In addition, we are in the midst of exploring and undertaking partnerships that will allow us to ensure ongoing supply to our customers while production is being reestablished. Finally, we are also revisiting and renewing our raw material contracts with fisheries and suppliers, a vital step in maintaining the high quality for which Neptune is known.

On the sales and marketing front, our quick reaction to the incident has enabled us to maintain the Neptune name and brand equity in the marketplace. And despite the obvious production disruptions, we have maintained a significant portion of our pre-incident client base through strong customer relationships, creative supply management and margin concessions.

We are making good progress, and we will continue to execute our action plan to strengthen Neptune's foundation and reaffirm its market leadership as the premier krill oil manufacturer.

Financial and Company Highlights

Neptune's financial results for the fiscal year ending February 28, 2013 were negatively impacted by the November 2012 incident that rendered its plant inoperable. Despite this, the Company demonstrated strong revenue performance, with sales climbing to a high of $25.9 million. Almost all of the Company's revenues came from the nutraceutical segment, which had annual revenues of $25.2 million, up from $19.1 million in the preceding year. The nutraceutical segment suffered a net loss of $12.8 million, versus net profit of $2.4 million in the previous year. Neptune's consolidated net loss was $20.0 million, compared to a net loss of $4.6 million in the prior year, mainly due to the loss of part of our production facilities caused by the November 2012 incident. The Company's losses were somewhat mitigated through strong financial controls, including a management reorganization and a 20% salary reduction by all employees during the implementation of Neptune's plan to resume production.

In October 2012, Neptune completed a major financing for US$34.1 million. This provides the Company with a sound financial foundation to help deal with the consequences of the November 2012 incident and support its strategic initiatives. At the end of our 2012-2013 fiscal year, Neptune had consolidated working capital of $41.6 million. A detailed financial and business review can be found in the accompanying Financial Statements and Management Discussion and Analysis.

Beyond our financial performance, we also added to the expertise of the leadership team by naming Dr. Harlan Waksal to the Neptune board of directors. Dr. Waksal has broad experience within the pharmaceutical industry and currently serves as Executive Vice-President, Business and Scientific Affairs at Acasti Pharma Inc. (Acasti), a Neptune subsidiary.

Community engagement and environmental responsibility are important company initiatives that we actively support. In November 2012, we hosted our first annual charity event in Las Vegas, the proceeds of which benefit Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide with micronutrients. In addition, after engaging in a rigorous process with "Friend of the Sea" (FOS), an internationally recognized organization that verifies the sustainable origin of marine products, we became the world's only krill oil manufacturer at the time to receive a FOS certification.

Looking Forward

As we look ahead, our business milestones are clear. We are committed to growing our customer base and presence in the market, while continuing to explore and clinically validate new product applications. Acasti and

NeuroBioPharm Inc., our two pharmaceutical subsidiaries focusing on the development of active pharmaceutical ingredients that target cardiovascular and neurological conditions respectively, are evidence of our commitment to researching and developing new products and both hold bright futures. We will rebuild and strengthen our production capacity and create hedges against future supply disruptions by securing strategic relationships within the industry. And we will continue our course of building and aggressively defending our unique IP portfolio, all while remaining focused on our overriding objective of maximizing shareholder wealth.

Enabling a Healthier World

Our new products continue to provide exciting breakthroughs for cardio, neurological and joint health. We will continue to develop new nutraceutical products that leverage and validate the strength of our family of Neptune Krill Oil™ products.

On the pharmaceutical side, Acasti received encouraging clinical data on CaPre*, its prescription drug candidate developed to address the prevention and treatment of cardiometabolic disorders including hypertriglyceridemia. To date, preliminary results from CaPre's* open-label clinical trial demonstrated an important and statistically significant triglyceride reduction as compared to standard of care. Patient recruitment has now been completed and we are looking forward to our final report on our open label Phase II clinical trial in the summer of 2013. We anticipate the double blind Phase II clinical trial results to be available during the first half of 2014.

Acasti also continues to evolve its business and in 2012 announced its prepayment of all future royalties to Neptune – subject to shareholder approval. Being a royalty free corporation brings it more flexibility and value in negotiating deals with potential business partners. For Neptune, this agreement increases its equity participation in Acasti.

Our other subsidiary, NeuroBioPharm has also been busy leveraging Neptune's strong omega-3 phospholipids patent portfolio. NeuroBioPharm is developing medical foods and over the counter (OTC) products that will benefit the treatment of cognitive decline, ADHD, memory, concentration and learning disorders. Currently these products are in development and validation and some are in early preclinical/clinical testing stages with commercial production of the first one expected to begin in 2014.

Patent Portfolio Strengthening Market Leadership

The exceptional strength of Netpune's IP portfolio resides, in part, in its diversity. We not only have application and process patents, we also have vitally important composition patents which protect the exclusivity of our products. And we continue to build on our patent portfolio, ensuring a very long life for our patent estate in both the nutraceutical and pharmaceutical segments of the business.

We also remain tenacious in the defense of our IP. A prime example is the U.S. International Trade Commission's (ITC) investigation of alleged patent infringements by a number of companies regarding the importation into the United States and sale of certain omega-3 extracts and products that infringe certain Neptune and Acasti patents. Neptune and Acasti requested that the ITC issue an exclusion order and a cease and desist order to ban the importation and sale of infringing extracts and products. We believe we are very well positioned to prevail in this matter and are looking forward to further solidify the unique nature of our product offerings and our position in the marketplace. The ITC decision will be rendered during 2014 and will be immediately enforced, even if there is an appeal. Neptune hopes all industry members will recognize and respect a company's intellectual property, hence maintaining strong ethical business standards in the industry.

A Bright Future Ahead

In spite of the temporary setbacks, we are enthusiastic about the future. Incredible opportunities await Neptune and its products in a multi-billion dollar, double-digit growth market—a market that should continue to grow as the well-established health benefits of phospholipid omega-3 become even more widely known.

Our past achievements and future goals could not be made possible without the ongoing commitment and support of our employees, management team, Board of Directors, shareholders and customers. We would like to take this opportunity to thank them for the tremendous contributions they have provided and the confidence they have in our company. Through all of this, we remain confident in our Company's strategic direction and ability to execute in order to build greater shareholder value, and enable a better, healthier possible way of life for the world.

/s/ Dr. Ronald Denis	*/s/ Henri Harland*	*/s/ André Godin*
Dr. Ronald Denis Chairman of the Board	Henri Harland President and Chief Executive Officer	André Godin Chief Financial Officer

Management Analysis of the Financial Situation and Operating Results – 2013

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2013

INTRODUCTION

This management's discussion and analysis ("MD&A") comments on the financial results and the financial condition of Neptune Technologies & Bioressources Inc. ("Neptune" or "the Corporation") including its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") for the three-month periods and the years ended February 28, 2013 and February 29, 2012. This MD&A should be read in conjunction with our consolidated audited financial statements for the year ended February 28, 2013. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the years ended February 28, 2013 and February 29, 2012 is based on the consolidated audited financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation's Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on May 21, 2013. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms "we", "us", "our", "Neptune", "enterprise" and "Corporation" refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to "CAD", 'USD" and "EUR" refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be "material", on the basis that omitting or misstating such information would influence or change a reasonable investor's decision to purchase, hold or dispose of the Corporation's securities.

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Investors should keep in mind that Neptune's strategic action plan (the "Plan") (as hereinafter defined, see "Business Overview") discloses intentions and expectations of Neptune. By its very nature, the Plan constitutes almost entirely of forward-looking information, and in the circumstances investors are cautioned to pay particular attention to the information provided below. Actual execution of the Plan will be critically important, and given that it is multi-faceted and long-term, the Plan may be varied over time to adapt to Neptune's changing situation.

Forward-looking statements can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and include, but are not limited to, statements about:

- Neptune's ability to generate revenue through the successful execution of the Plan;
- Neptune's ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demands as a result of these third party supply and production agreements;
- Neptune's ability, through its distribution partners, to continue to successfully commercialize krill oil products and to maintain a market share position for krill oil products;
- the continued cooperation and ultimate support of governmental authorities with respect to the reconstruction plan;
- Neptune's ability to obtain any required permits to reconstruct an operational production facility in a timely fashion and to achieve annual production capacities of krill products as projected;
- Neptune's ability to recover all available insurance proceeds relating to the incident under its various insurance policies;
- Neptune's ability to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;
- Neptune's ability to use the net proceeds from its recent public offering closed on October 2, 2012 (the "Public Offering") generally for the purposes identified in Neptune's prospectus dated September 19, 2012;
- Neptune's ability to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
- Neptune's expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
- Neptune's ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBioPharm.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

- the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter the necessary third-party arrangements for the production of krill oil products;
- sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
- plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;
- plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals and permits in a timely manner;
- expenses in product development or in supporting the pharmaceutical development of Neptune's two subsidiaries, Acasti and NeuroBioPharm, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;
- Neptune's strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have

the required resources to support the production of Neptune's products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

- Neptune's Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading "Risks and Uncertainties" and under the heading "Risk Factors" in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

Non-IFRS Financial Measures

"Adjusted EBITDA" is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition of investment tax credits from prior periods, as well as losses and costs and insurance recoveries related to the plant explosion. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation's shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provides improved continuity with respect to the comparison of the Corporation's operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune's production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely injured. Following the news of the death of three of its employees, Neptune's management extended their most sincere condolences to the victims' families and friends.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time that Neptune is able to resume production.

Neptune's initial primary focus was concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2)

sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees. While this tragic incident had and still has a significant impact on Neptune's operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of the Plan going forward aiming to meet the following key milestones and targets:

- resuming its neutraceutical operations and certain levels of sales of its krill oil products to customers in the short term;
- maintaining key customer relationships and market share, particularly until production of Neptune Krill Oil® products can reach pre-incident levels;
- reconstructing an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;
- pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for krill oil products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and
- prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries, Acasti and NeuroBioPharm, whose short term operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions should be required to bring the facility to an operational state. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers' safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan and Neptune obtaining the required permits to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

- Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune's insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.
- Neptune expects that its amounts of insurance coverage would likely allow it to fund most of the reconstruction costs. The balance of such costs are expected to be funded through a refinancing of its existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune's working capital (see "Finance, Use of Public Offering Proceeds and Investor Communications" below). Neptune had already received in connection with the expansion an interest free loan and a commitment for a governmental grant.
- Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune's future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune's future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers (see "Operations and Arrangements with Strategic Partners" below).
- Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident, cooperation of governmental authorities with respect to the reconstruction plan, and timing for obtaining the required permits. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the amount of time it will take to finalize the construction on a fully operational production facility. As an estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational in approximately fifteen months from the announcement of the Plan.

Operations and Arrangements with Strategic Partners

A top priority of Neptune's Plan is that it maintains key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

- Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of krill oil products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune's markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune's production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of krill oil products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune.
- Neptune plans and has received orders for certain levels of sales of its krill oil products to customers in the short term, with sales expected to continue in the current fiscal year. Neptune currently has inventory of krill oil products allowing it to make sales during a limited period of time. Neptune intends to continue making sales over the coming months, mainly through arrangements with partners.
- Neptune's plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune's operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.
- Up to the incident, Neptune's growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune's strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.
- Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune's ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a not-for-profit organization that assists in collecting and redistributing donations.

Senior management and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of krill oil products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of krill oil products. To date, a relatively small portion of the net proceeds from the Public Offering intended to be used to support Acasti in the development and validation of CaPre® and other product candidates and to support NeuroBioPharm in the development and validation of its product candidates has been disbursed.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site. On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion. Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements that the notice received had nothing to do with the level or the compliance of the total amounts of acetone stored on the Sherbrooke plant site and indicated that the total amounts of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune's Subsidiaries - Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, Acasti's lead prescription candidate, is currently being evaluated in two Phase II clinical trials, an open-label and a double-blind studies. All required material for both studies had already been produced. Both CaPre® and Onemia™, Acasti's product marketed in the United States as a "medical food", were stored in U.S. facilities outside Neptune's affected plant. Following the incident, inventories of CaPre® and Onemia™ were adequate. The market supply of Onemia™ is continuing as planned and the ongoing clinical trials on CaPre® were not interrupted as a result of the incident. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.

The production of CaPre® and Onemia™ is a multi-step process and involve a complex supply chain. Prior to the incident at Neptune's production plant, Acasti acquired substantially all of its krill oil for the production of CaPre® and Onemia™ from Neptune. However, due to the incident, Acasti is currently seeking out another provider of krill oil to be used in the future production of CaPre® and Onemia™. Furthermore, Acasti is currently searching for a third-party manufacturer to produce CaPre® and Onemia™ from current and future supply of krill oil. Because of requirements of the U.S. Food and Drug Administration ("FDA"), any third party manufactures retained by Acasti to produce CaPre® must first pass intensive validation tests to ensure their compliance with "good manufacturing practices" certification.

Although it is at a much earlier stage of development, NeuroBioPharm will stick to its business plan and research and development activities will continue as planned, although milestones and the start of commercialization may be delayed. NeuroBioPharm will also continue to be dependent on the support of Neptune as its controlling shareholder.

Recent Developments

Prior to the incident, the Corporation continued to expand its customer base worldwide and revenue growth was driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

In the first quarter, Neptune attended the 24th annual Roth OC Growth Stock Conference in California from March 11 to 14, 2012. Neptune also took that opportunity to present on Monday, March 12, at The Ritz Carlton in Laguna Niguel, California in front of a large number of buy-side investors.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in Engredea/Natural Products Expo West in Anaheim on March 9th-11th 2012 and in Vitafoods Europe in Geneva on May 22nd-24th 2012.

On March 27, 2012, Neptune appointed Platinum VIII Investments & Media LLC. as investor relation firm for the United States. Neptune entered into an IR agreement with Platinum to develop and implement a capital markets program for the US. The term of the IR Agreement was for a period of six months. In addition to a fee of $10,000 per month, Platinum was granted options to purchase an aggregate total of 150,000 common shares of Neptune at a price of $3.15 per share. The options will vest in equal amounts at the rate of 15% per quarter and have a three-year term expiring on March 23, 2015.

Also on March 27, 2012, Neptune entered into a multi-year partnership with former NFL (National Football League) Super Bowl Champion and Hall-of Fame quarterback, John Elway. John Elway retired in 1999 and statistically was the second most prolific passer in NFL history. He is currently Executive Vice President of Football Operations for the Denver Broncos in addition to being part owner of four successful Elway's Restaurants and the same number of automobile dealerships bearing his name. The compensation package is a combination of cash payment as well as stock options over the contractual period.

On May 10, 2012, Mr. Elway along with Neptune's team attended the SupplySide MarketPlace Trade show at the Javits Center in New York City. Mr. Elway took this opportunity to meet with investors and partners and also stopped at Neptune's booth to meet with participants at the show. This was the first of many public appearance of John Elway as NKO's Neptune's ambassador.

On April 11, 2012, Neptune's Board of Directors, as part of its annual review of direct and indirect remunerations, confirmed the grants of a total of 1,580,000 incentive stock options of Neptune, 730,000 rights on NeuroBioPharm warrants held by Neptune to employees, executive officers and directors. Neptune incentive stock options have an exercise price of $3.15 and a 3 year maturity. Rights on NeuroBioPharm warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and were subject to shareholder approval, which was obtained on June 21, 2012. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on NeuroBioPharm warrants.

On April 26, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrants will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. The financial consulting agreement came to term on April 26, 2013.

On May 22, 2012, Neptune filed for Reexamination the Aker Biomarine's granted Australian patent (AU2008231570). Neptune also communicated its conclusion that Aker's patent had no impact on its position as the leading krill oil provider to the Australian market. Neptune also reaffirmed that it firmly believes that Aker's patent is invalid. Specifically, there are clear disclosures in prior printed publications and patents, some of which predate Aker's application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness. Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the Australian Patent Office will reconsider its grant of Aker's patent and declare the recently-issued claims to be unpatentable.

Also, on May 22, 2012, Neptune received the certification from "Friend of the Sea" being the only krill oil manufacturer to obtain that certification. Neptune engaged in the certification process with Friends of the Sea ("FOS"), an internationally recognized organization which verifies the sustainable origin of marine products. FOS had been selected by Omega-3 producers worldwide as the most independent and reliable sustainability certification. The eco-label also provides an effective way to communicate environmental performance to their customers.

Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria which ensure:

- The stock is not overfished;
- The fishery is in compliance with the management measures;
- Does not have by catch of endangered species;
- Does not have an adverse impact on the ecosystem or seabed;
- Social accountability; and
- Gradual reduction of carbon footprint.

This certification can also be extended to distributors who can successfully substantiate that Neptune is their sole krill oil provider. Once audited, it will allow them to include the FOS logo on their packaging and marketing material. The FOS claim is very straight forward and easily understood by consumers compared to other sustainability certifications. In conjunction, with the NSF accreditation obtained in 2011, Neptune has ensured an environmentally responsible business approach from sourcing of raw material to commercialization.

On May 23, 2012, Neptune announced that Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Operations of Acasti Pharma Inc., was appointed to the Corporation's Board of Director. Dr. Harlan Waksal is a retired physician, founder of Imclone System Inc. in which he has been involved as the President, Chief Executive Officer, Chief Operating Officer and Executive Vice-President from 1987 to 2003. Imclone System has developed and obtained approval for a new targeted biologic cancer therapy known as Erbitux and was later acquired by Eli Lily for $6.5 billion US in October 2008. Dr. Harlan Waksal currently sits on the Board of Directors of Oberlin College and Senesco Technologies, is the author of over 50 scientific publications and has been the author of multiple patents and patents applications.

On June 7, 2012, the Corporation announced that the U.S. Patent & Trademark Office ("USPTO") allowed one of its continuation patent applications, number 13/189,714, which claims the benefit of Neptune's U.S. Patent No. 8,030,348. This continuation application contains claims to further embodiments of the inventions that were disclosed in the '348 Patent; specifically to krill extracts comprising a phospholipid suitable for human consumption. These claims cover a number of krill oil products presently sold in the U.S. market. The continuation application, which was filed less than a year ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with a substantial volume of prior art references and other materials, including the papers from re-examination requests filed by Aker Biomarine ASA directed to the '348 Patent and a related Neptune patent, and the oppositions being undertaken on related Neptune patents in Europe and Australia.

On August 28, 2012, the Corporation and its subsidiary Acasti announced the extension of the relationship with The Howard Group as the companies' investor relations consultant. Since 1988, The Howard Group has provided comprehensive investor and financial relations, business development solutions and in-depth strategic planning to public companies. The Howard Group is associated with the Insight Limited Partnership II, which invests in micro and small cap companies. Traditional and new online initiatives will be directed at the investment community and investing public on behalf of Neptune and Acasti to increase the following and participation of the market in those two corporations. The term of the IR Agreement is for a period of 12 months. In addition to a fee of $6,000 per month, The Howard Group has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $5.00 per share and 50,000 common shares of Acasti a price of $2.50. The options will vest in equal amounts over an 18 months term.

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants and the estimated fair market value of the unit was approximately $0.10 per unit. Each full warrant entitles its holder to purchase one class A subordinate voting share of

NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. After the distribution of the dividend-in-kind, Neptune's ownership interest in NeuroBioPharm class A shares was reduced to 76% from 99%. Neptune still owns 96% of all voting rights in NeuroBioPharm.

On October 2, 2012, Neptune announced that the U.S. Patent & Trademark Office granted its new patent, US 8,278,351. The continuation patent claims the benefit of another of Neptune's U.S. Patents, No. 8,030,348, (the "348 Patent") and contains claims to krill extracts comprising a phospholipid suitable for human consumption. These new claims cover all of Neptune's products, including the NKO® brand, and a number of krill oil products currently sold in the U.S. market. This new issued patent was granted after a thorough examination by the U.S. Patent & Trademark Office (the "USPTO"), including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the '351 patent. The continuation patent, filed about a year ago, was allowed by the USPTO after a thorough examination which included a review of a substantial volume of prior art references and other materials, including the papers from the re-examination requests filed by Aker Biomarine ASA directed to the Patent and a related Neptune patent in the U.S., as well as the oppositions being undertaken on related Neptune patents in Europe and Australia.

The same day, Neptune announced that it had filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker Biomarine ASA, Aker Biomarine Antarctic AS, Aker Biomarine Antarctic USA, Inc., Schiff Nutritional International and Schiff Nutrition Group, Inc. Neptune has also filed a separate infringement action against Enzymotec Limited., Enzymotec USA, Inc., and Mercola.com Health Resources, LLC. In addition to seeking monetary damages for all of the above defendants infringement of the '351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune's patent. Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

Also on October 2, 2012, Neptune announced the closing of its Public Offering of US$34.1 million of common shares pursuant to which Neptune issued 7,318,000 common shares at US$4.10 per share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued on the day of the closing for gross proceeds of approximately US$34.1 million. The common shares were issued in the United States pursuant to Neptune's effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

On November 6, 2012, Neptune hosted its 1st Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds for the event were for the benefit of Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune's production plant located in Sherbrooke, Québec, Canada. See the "Business Overview" section of this MD&A.

On December 4, 2012, Neptune announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. The prepayment would have the effect of increasing Neptune's equity participation in Acasti (from approximately 57% to approximately 61% if shares were issued on the date of the announcement), given that Neptune, subject to required approvals, would be issued 6,750,000 Class "A" shares in the share capital of Acasti, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement. This reflected a prepayment value, determined with the assistance of outside valuation specialists, using the pre-established prepayment formula set forth in the license agreement, that amounts to approximately $15.5 million. The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX

Venture Exchange and of the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune's intellectual property under license. In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the prepayment agreement and the warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the prepayment agreement had not been entered into.

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units or other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

On January 18, 2013 Neptune received a first interim payment of $6 million further to the explosion that destroyed Neptune's production plant. Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

On January 24, 2013, Neptune announced that the USPTO had allowed a second continuation patent application, application number 13/545,830, which claims the benefit of Neptune 348 Patent and 351 Patent. This second continuation application contains only a single claim, which is directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market. This second continuation application, which was filed less than six (6) months ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with all prior art references and other materials, including all the documents referred to in all of the re-examination requests filed by Aker Biomarine ASA directed to the '348 and '351 Patents, as well as all the documents relating to the oppositions currently underway on related Neptune patents in Australia.

On January 24, 2013, Neptune also announced that, effective January 23, 2013, Henri Harland, President and Chief Executive Officer of Neptune, would assume for an interim period of time, during the implementation of Neptune's plan to resume production, the functions and responsibilities held previously by Michel Chartrand, as Chief Operating Officer, who would continue to hold office as member of the Board of Director. Neptune also confirmed that its directors, senior management and employees had accepted salary reductions of 20% for an interim period during the implementation of Neptune's plan to resume production.

On January 30, 2013, Neptune announced that it had filed a complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission (the "ITC") alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune's 351 Patent. On April 15, 2013, the ITC voted to institute an investigation of alleged patent infringements by Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited; Enzymotec USA, Inc.; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; Rimfrost USA, LLC and Bioriginal Food & Science Corp. (collectively the "Respondents").

On February 26, 2013, Neptune announced that the USPTO had granted to Neptune a new continuation patent (the 675 Patent). This new patent claims the benefit of Neptune 348 Patent and 351 Patent. The 675 Patent contains a single claim directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market, as well as the pharmaceutical concentrates of Neptune's subsidiaries Acasti Pharma and NeuroBioPharm. Following this decision, Neptune filed an amended complaint in the ITC to add allegations of infringement of the 675 Patent against all of the proposed respondents, including Aker BioMarine, Enzymotec and Rimfrost USA. Accordingly, Neptune had requested and was granted by the ITC a postponement of the deadline by which the ITC will decide whether to institute an investigation.

Subsequent the the year end, on April 10, 2013, Neptune announced that it was moving forward with its international patent strategy and that it was not affected action by the European Patent Office's Technical Appeal Board to dismiss Neptune's appeal related to one of its European patents, specifically EP 1417211. The Board was solely concerned with the issue of flavonoids in krill extracts. Importantly the Board did not address phospholipid compositions, which form a large part of Neptune's extensive international patent portfolio. This European patent relates to an extract containing specific flavonoids. Europe is the only jurisdiction where Neptune's patent portfolio includes flavonoids in the independent claims. In fact, this European patent was one of the first patents obtained by Neptune and it reflected an initial market study indicating that flavonoids could eventually be commercially important and sought after by consumers. Neptune's later market analysis showed that omega-3 phospholipids are more important for consumers. As such, all of Neptune's subsequent composition patent applications were drafted accordingly, taking into account the importance of phospholipids.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. ("Acasti")

During the year ended February 28, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period's highlights.

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the "**TRIFECTA trial**", a prospective randomized double-blind placebo controlled clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the "**COLT trial**", a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti's clinical trials' recruitment has continued and progressed during the year ended February 28, 2013.

In December 2012, the TRIFECTA trial completed its first of two interim analysis. The review committee assembled to evaluate the progress of the study reviewed the interim analysis relative to drug safety and efficacy, and unanimously agreed, that the study should continue as planned. All committee members agreed that there were no concerning toxicity issues related to the intake of the drug candidate and that the signals of possible CaPre® therapeutic effect, noted as reduction of triglyceride in the groups evaluated, were reassuring and clinically significant to allow the further continuation of the study. As it is customary, the data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data showed no safety concerns and a significant clinical signal the decision was made, by the committee, that it is safe to continue the study and that there is no need to unblind the data.

Also in December 2012, Acasti was able to obtain completed clinical data in its COLT trial from a group of patients who completed an eight-week treatment with 2g CaPre® per day, which will not be included in the primary analysis of the final results. Test results of 23 patients were analysed of whom 19 had baseline triglyceride levels between 200 and 500mg/dl (2.28 to 5.7 mmol/L). The data showed a statistically significant 25% ($p<0.05$) reduction in triglycerides after eight weeks of treatment. Besides the important decrease in triglycerides, CaPre® also decreased low density lipoprotein, very low density lipoprotein and non-high density lipoprotein lipids and increased high density lipoprotein.

More recently, after the year ended February 28, 2013, in March, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% ($p < 0.05$) as compared to the normal standard of care. The study assesses the effectiveness of CaPre® in patients based on a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported. To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

Onemia™

During the fiscal year ended February 28, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia™. Acasti made its first sales to a U.S. medical food distributor, which initiated distribution of Onemia™ through its U.S. nationwide network of physicians, under its own brand name. Also, physicians initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia™ to provide short-term revenues that will contribute, in part, to finance Acasti's research and development projects while establishing Acasti's omega-3 phospholipids product credentials.

NeuroBioPharm Inc. ("NeuroBioPharm" or "NeuroBio")

Development of NeuroBioPharm's products, OTC or under-prescription, was initiated during the fiscal year ended February 28, 2009.

MPL VI, MPL VII, MPL VIII and MPL IX are the product candidates of NeuroBioPharm's pipeline as prescription drugs and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders. During fiscal year 2012 and 2013, NeuroBioPharm made progress in its research and development programs and has initiated preclinical testing to evaluate how the products impact cognitive functions, neurotransmission and to assess potential effect on mood. However, some developments of the Corporation were delayed by the incident that occurred in November of 2012 at the Sherbrooke plant. Preclinical and clinical studies that were started in late 2012 - early 2013, were postponed until the fall of 2013. Preclinical studies in progress, including the development of a model capable of determining different neurotransmitters in different parts of the brain, were continued.

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical	2014
MPL VIII	Medical Food	ADHD	Preclinical	2014
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a

The preclinical model developed to assay the levels of production of neurotransmitters in different parts of the brain will test the various product candidates of NeuroBioPharm in order to confirm certain mechanisms of action, measure the behavioral impact on ADHD and to better select possible applications.

NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic ("EEG") power spectra of conscious free moving rats. The objectives of the trial were (a) to determine the nature and extent of effect of the new NeuroBioPharm medical food candidate NKPL (a highly concentrated phospholipid extract) on the electrical activity of the brain, and (b) to characterize the EEG effects in relation to standard central nervous system drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder ("ADHD"). This set of data suggests that NKPL may be an effective treatment for children with ADHD and a safe alternative to Ritalin®.

NeuroBioPharm has decided to prioritize the development of applications on ADHD by conducting preclinical and clinical studies. A prospective observational study will be conducted in preparation for a larger study. This prospective study, in children 6 to 16 years old, will better target people who can benefit from treatment and to better establish the assessment tools necessary to achieve the desired statistical power for future clinical study. This two-steps model reduces the risk associated with the realization of large-scale clinical trial, as well as costs associated with clinical developments of NeuroBioPharm.

In the same way, a prospective observational study will be conducted on memory, concentration and learning disorders. This observational study among people aged from 65 to 75 years old, will use an innovative method to quantify the learning speed in

relation with the ability to focus. It will better prepare a larger scale study by establishing comparative values necessary for the establishment of statistical plan.

Consequently, two phase II clinical trials are currently in preparation and NeuroBioPharm will decide in fall 2013, according to some preclinical results and the results of prospective observational studies, whether to launch the implementation of these clinical studies.

From a technological point of view, during 2012, Neptune has made significant progress in regard to the production of pharmaceuticals product. Technological improvements developed have yielded more concentrated products while improving production efficiency. NeuroBioPharm will benefit from the technological advances in the production of its products and the flexibility to develop its pipeline. These technological developments will greatly benefit NeuroBioPharm and will remain trade secrets. They are an integral part of the Neptune's know-how and the stability of its intellectual property strategies.

Neptune will continue its technological developments to remain the leader in the production high-standards products. The strategy for protecting these innovations by trade secrets will be endorsed by all innovations in process, including the ones in the pharmaceutical subsidiaries.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health, management of cognitive decline and finally, prescription drugs for the treatment of neurological problems and neurodegenerative disorders.

NeuroBioPharm estimates that it will first reach commercial production of its medical food products by the fourth quarter of calendar 2014. This timeline still depends on the ability of Neptune to resume operations. NeuroBioPharm further estimates that about $280 will be invested for completing or initiating preclinical/clinical studies during 2013 for supporting the efficacy and safety of its product candidates.

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods and years ended February 28, 2013, February 29, 2012 and February 28, 2011. This annual information has been derived from the consolidated audited financial statements for the years ended February 28, 2013, February 29, 2012 and February 28, 2011 and the notes thereto, prepared in accordance with IFRS as issued by IASB. The information for the three-month periods ended February 28, 2013 and February 29, 2012 has been derived from the unaudited internal financial statements for these periods.

(In thousands of dollars, except per share data)

	Three-month Period Ended **February 28, 2013**	Three-month Period Ended **February 29, 2012**	Year Ended **February 28, 2013**	Year Ended **February 29, 2012**	Year Ended **February 28, 2011**
	$	$	$	$	$
Revenue from sales	4,591	5,367	25,864	19,124	16,583
Adjusted EBITDA[1]	(4,607)	(775)	(5,797)	(2,593)	258
Net loss	(1,147)	(133)	(19,962)	(4,593)	(1,693)
Net profit (loss) attributable to the owners of the Corporation	(224)	491	(16,770)	(1,928)	(410)
Net earnings (loss) per share:					
Basic	(0.01)	(0.01)	(0.31)	(0.04)	(0.01)
Diluted	(0.01)	(0.01)	(0.31)	(0.04)	(0.01)
Total assets	67,493	44,736	67,493	44,736	22,803
Working capital[2]	41,617	24 309	41,617	24 309	9,562
Total equity	56,738	32,624	56,738	32,624	13,266
Long term debt (incl. current portion)	1,871	5,754	1,871	5,754	5,415
Key ratios (% of revenue):					
Gross profit	5%	54%	40%	53%	56%
Selling expenses	7%	9%	10%	11%	9%
General and administrative expenses	88%	61%	61%	51%	40%
Research and development expenses	42%	(1%)	30%	20%	17%
Adjusted EBITDA	(100%)	(14%)	(22%)	(14%)	2%

1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information

	Three-month Period Ended **February 28, 2013** $	Three-month Period Ended **February 29, 2012** $	Year Ended **February 28, 2013** $	Year Ended **February 29, 2012** $
Net loss	(1,147)	(133)	(19,962)	(4,593)
Add (deduct):				
Depreciation and amortization	81	193	613	764
Finance costs	39	142	160	380
Stock-based compensation	1,333	1,082	7,712	3,449
Foreign exchange (gain) loss	(513)	221	(851)	(278)
Change in fair value of derivatives	(27)	(80)	240	(115)
Losses and costs related to plant explosion	1,627	-	10,091	-
Insurance recoveries	(6,000)	-	(6,000)	-
Income taxes - deferred taxes	-	(1,000)	1,000	(1,000)
Investments tax credits from prior years	-	(1,200)	1,200	(1,200)
Adjusted EBITDA	(4,607)	(775)	(5,797)	(2,593)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 28, 2013

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue	25,864	6,149	8,097	7,027	4,591
Adjusted EBITDA[1]	(5,797)	142	(703)	(629)	(4,607)
Net loss	(19,962)	(1,694)	(4,684)	(12,437)[2]	(1,147)[2-3]
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668)[2]	(224)[2-3]
Basic loss per share	(0.31)	(0.02)	(0.08)	(0.21)	(0.01)
Diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)	(0.01)

Fiscal year ended February 29, 2012

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue	19,124	4,284	4,353	5,120	5,367
Adjusted EBITDA[1]	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,259)	(1,768)	(1,433)	(133)
Net loss attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Fiscal year ended February 28, 2011

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA[1]	258	664	836	62	(1,304)
Net profit (loss)	(1,693)	494	523	(498)	(2,212)
Net loss attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)

1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments, other costs and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2 Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.

3 Includes insurance recoveries of $6,000.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the year ended February 28, 2013, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti's non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, Onemia™ and at the Phase II clinical trial for prescription drug program, CaPre™. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are lower than historically prior to the incident. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating a significant amount of revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiations are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended February 28, 2013

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	4,583	8	-	4,591
Adjusted EBITDA	(3,190)	(1,189)	(228)	(4,607)
Net profit (loss)	854	(1,616)	(385)	(1,147)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,683	5,103	831	41,617
Adjusted EBITDA calculation				
Net profit (loss)	854	(1,616)	(385)	(1,147)
add (deduct)				
Depreciation and amortization	79	2	-	81
Finance costs	38	1	-	39
Stock-based compensation	724	453	157	1,333
Foreign exchange gain	(484)	(29)	-	(513)
Change in fair value of derivatives	(27)	-	-	(27)
Losses and costs related to plant explosion	1,627	-	-	1,627
Insurance recoveries	(6,000)	-	-	(6,000)
Adjusted EBITDA	(3,190)	(1,189)	(228)	(4,607)

Three-month period ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	5,357	10	-	5,367
Adjusted EBITDA	185	(782)	(178)	(775)
Net profit (loss)	1,379	(1,307)	(205)	(133)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation				
Net profit (loss)	1,379	(1,307)	(205)	(133)
add (deduct)				
Depreciation and amortization	190	3	-	193
Finance costs	139	3	-	142
Stock-based compensation	537	519	27	1,082
Foreign exchange loss	220	1	-	221
Change in fair value of derivatives	(80)	-	-	(80)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment tax credits from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	185	(782)	(178)	(775)

Year ended February 28, 2013

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	25,181	683	-	25,864
Adjusted EBITDA	(965)	(3,900)	(932)	(5,797)
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,683	5,103	831	41,617

Adjusted EBITDA calculation				
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
add (deduct)				
Depreciation and amortization	605	8	-	613
Finance costs	157	3	-	160
Stock-based compensation	5,329	1,917	466	7,712
Foreign exchange gain	(808)	(43)	-	(851)
Change in fair value of derivatives	240	-	-	240
Losses and costs related to plant explosion	10,091	-	-	10,091
Insurance recoveries	(6,000)	-	-	(6,000)
Income taxes - deferred taxes	1,000	-	-	1,000
Investment tax credits from prior years	1,200	-	-	1,200
Adjusted EBITDA	(965)	(3,900)	(932)	(5,797)

Year ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	19,113	11	-	19,124
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309
Adjusted EBITDA calculation				
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
add (deduct)				
Depreciation and amortization	753	11	-	764
Finance costs	371	9	-	380
Stock-based compensation	1,797	1,321	331	3,449
Foreign exchange (gain) loss	(300)	22	-	(278)
Change in fair value of derivatives	(115)	-	-	(115)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment tax credits from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)

Operating results

Plant explosion (impact on financial results)

On November 8, 2012, an explosion and fire completely destroyed the Corporation's production plant that was in operation in Sherbrooke. Damages to the expansion facility which was under construction and adjacent to the plant were limited. The Corporation's inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, Neptune has notified its insurers of the incident and insurance recoveries will be recognized when the Corporation has the unconditional right to receive compensation. To date, the Corporation has received insurance recoveries for an amount of $6,000, representing only a part of the total eligible compensation.

The estimated impairment losses and costs related to the plant explosion for the year ended are detailed as follows:

	February 28, 2013
Impairment loss related to inventories destroyed	$ 2,257
Impairment loss related to property, plant and equipment destroyed	6,395
Site restoration costs	868
Contribution to victims' fund	213
Other costs	358
	$ 10,091

The costs above reflect management's best estimates based on information available as at the date these consolidated financial statements were authorized for issuance (May 21, 2013) and are subject to change as new developments occur in connection with the Corporation reconstruction plans, including environmental, legal, site restoration costs and government related matters.

The impairment loss related to property, plant and equipment destroyed is comprised of $4,587 for the building and building components, $1,651 for laboratory and plant equipment, and $157 for furniture, office equipment, computer equipment and software. The remaining $15,477 of property, plant and equipment presented in the consolidated statements of financial position includes $12,468 related to the Sherbrooke plant expansion, which is still in construction and not subject to depreciation.

Revenue

Revenue for the fourth quarter ended February 28, 2013 amounted to $4,591, representing a decrease of 14% compared to $5,367 for the three-month period ended February 29, 2012. For the year ended February 28, 2013, revenues were $25,864, up 35% from $19,124 in the prior year. The decrease in revenues for the fourth quarter is attributable to the November 8, 2012 incident at the Sherbrooke plant. Given that Neptune's plant was not in operation during the last quarter, revenues for the fourth quarter ended February 28, 2013 were largely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements that have allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins. Margins are expected to improve in upcoming quarters. Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®. The increase in revenues for the year ended February 28, 2013 compared to the year ended February 29, 2012 is mainly attributable to aggressive penetration of the American, European and Australian markets prior to the incident at the Sherbrooke plant, resulting from increasing awareness and recognition of NKO® and EKO™, especially from new distribution in the United States following the grant of Neptune's new patents.

Virtually all of the Corporation's sales are derived from the nutraceutical segments.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and years ended February 28, 2013 and February 29, 2012:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
Gross profit	228	2,886	10,231	10,060
Gross profit as % of revenue	5%	54%	40%	53%

Gross profit for the fourth quarter ended February 28, 2013 amounted to $228 or 5% compared to $2,886 or 54% for the same period in 2012. For the year ended February 28, 2013 gross profit totalled $10,231 or 40% compared to $10,060 or 53% for last year's corresponding period. The decrease in gross margin was primarily due to the November 8, 2012 incident at the Sherbrooke plant and it will remain lower than historical rates until Neptune resumes production.

Selling expenses

Selling expenses for the three-month and years ended February 28, 2013 and February 29, 2012 and were as follows:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
Selling expenses	308	505	2,464	2,090
Selling expenses as % of revenue	7%	9%	10%	11%

Selling expenses amounted to $308 or 7% of revenue in the fourth quarter ended February 28, 2013 compared to $505 or 9% of revenue for the corresponding period in 2012. For the year ended February 28, 2013, selling expenses amounted to $2,464 or 10% of revenue compared to $2,090 or 11% of revenue for last year's corresponding period. The decrease in the fourth quarter

was largely due to the reduction of marketing and selling efforts following the November 8, 2012 incident at the Sherbrooke plant. The Corporation is now reviewing its selling and marketing approach and will put in place a new strategy that will be implemented in conjunction with the resumption of production.

General and Administrative Expenses

G&A expenses for the three-month and years ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
General and administrative expenses	4,053	3,294	15,687	9,804
General and administrative expenses as % of revenue	88%	61%	61%	51%

G&A expenses amounted to $4,053 in the fourth quarter ended February 28, 2013, an increase of $759 over the corresponding period in 2012. G&A expenses amounted to $15,687 for the year ended February 28, 2013, an increase of $5,883 over last year's comparable period. The increase of $759 in the fourth quarter is mainly explained by a $200 increase in Neptune's administrative salaries. This resulted from all Sherbrooke employee salaries being recorded under administrative salaries instead of cost of goods sold, since there was no activities at the Sherbrooke plant. Excluding this reallocation, actual administrative salaries for the fourth quarter were down 30% from last year. The increase in the fourth quarter was also attributable to warehouse costs of $273, resulting from the fact that no production took place at the Sherbrooke plant and therefore, there was no attribution of warehouse costs in the cost of goods sold. Finally, quarterly legal fees were up $188 from last year due to an increase in the cost related to the defence of our intellectual property. The increase of $5,833 for the year ended February 28, 2013 compared to the year ended February 29, 2012 is mainly attributable to an increase in stock based compensation expense of $3,407 because of additional grants during the year to consultants, employees, officers and directors. It is also attributable to the increase in salaries and warehouse costs as explained above as well as additional investor relations expenses for an amount of $467 over the prior year.

Research and Development Expenses

R&D expenses, net of tax credits, for the three-month and year ended February 28, 2013 and 2011 were as follows:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
Research and development expenses net of tax credits	1,923	(30)	7,633	3,909
Research and development expenses net of tax credits as % of revenue	42%	(1%)	30%	20%

R&D expenses amounted to $1,923 in the fourth quarter ended February 28, 2013, an increase of $1,953 compared to the same period in 2012. R&D expenses amounted to $7,633 for the year ended February 28, 2013, an increase of $3,724 over last year's corresponding period. The increase of $1,953 in the fourth quarter is mainly due to the recognition in 2012 of investment tax credits from prior years in the amount of $1,200 in the nutraceutical segment. Following the incident at the Sherbrooke plant, the Corporation determined that there was no reasonable assurance that tax credits would be realized and derecognized the amount in the third quarter of 2013. The increase in the year ended February 28, 2013 is mainly attributable to the 2012 fourth quarter adjustment as discussed above, as well as investments by Neptune, Acasti and NeuroBio, including improvements of the extraction process and experimentation with new biomass. Acasti has also initiated its phase II double blind study as well as an open label study initiated in 2011. The increase over 2012 is also explained by higher stock based compensation expense of $349 and $759 for the three month and year ended February 28, 2013, respectively. As well, patent expenses were higher for an additional amount of $688 for the current year.

Finance costs

Finance costs for the three-month and year ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
Finance costs	39	142	160	380
Finance costs as % of revenue	1%	3%	1%	2%

Finance costs amounted to $39 in the fourth quarter ended February 28, 2013, a decrease of $103 compared to the same period in 2012. Finance costs amounted to $160 in the year ended February 28, 2013 compared to $380 for the same period in 2012. This decrease is primarily attributable to the reimbursement of the long term debt on the Sherbrooke plant following the November 8, 2012 incident.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the three-month and year ended February 28, 2013 and February 29, 2012 were as follows:

	Three Months Ended February 28, **2013**	Three Months Ended February 29, 2012	Year Ended February 28, **2013**	Year Ended February 29, 2012
Foreign exchange gain (loss)	513	(221)	851	278
Foreign exchange gain (loss) as % of revenue	11%	(4%)	3%	1%

Foreign exchange gain amounted to $513 in the fourth quarter ended February 28, 2013 compared to a foreign exchange loss of ($221) for the same period in 2012, an increase of $734. Foreign exchange gain amounted to $851 for the year ended February 28, 2013 compared to $278 for the same period in 2012. These increases are mainly attributable to the positives fluctuations of the US currency against the Canadian currency as well as realized gains on foreign exchanges contracts.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Adjusted EBITDA decreased by $3,832 for the three-month period ended February 28, 2013 to ($4,607) compared to ($775) for the three-month period ended February 29, 2012. Adjusted EBITDA decreased by $3,204 for the year ended February 28, 2013 to ($5,797) compared to ($2,593) for the same period in 2012. The decrease for the three-month period and year ended February 28, 2013 is mainly attributable to the lower gross margin resulting from the November 8, 2012 incident at the Sherbrooke plant. In addition to the fourth quarter reduced gross margin impact, the decrease in adjusted EBITDA for the year ended February, 28 2013 is attributable to the $688 increase in patent expenses and a $467 increase in investors relations expenses over last year's corresponding period.

Net Loss

The Corporation realized a consolidated net loss for the three-month period ended February 28, 2013 of ($1,147) or ($0.01) per share compared to ($133) or ($0.01) per share for the three-month period ended February 29, 2012. The Corporation realized a consolidated net loss for the year ended February 28, 2013 of ($19,962) or ($0.31) per share compared to a net loss of ($4,593) or ($0.04) per share for the year ended February 29, 2012. The $1,014 increase in the fourth quarter net loss is net of insurance recoveries received in the fourth quarter. The increase in the net loss is due to the factors described above as well as higher stock based compensation expense. The increase in the net loss of $15,369 for the year ended February 28, 2013 was mainly attributable to the factors described above as well as the impact of the November 8, 2012 incident at the Sherbrooke plant, which resulted in the Corporation realizing a loss of $10,091, the derecognition of deferred tax assets and long-term investment tax credits ($2,200) and higher stock-based compensation ($4,263).

Liquidity and Capital Resources

Operating Activities
During the year ended February 28, 2013, the operating activities generated a decrease in liquidities of $1,762, compared to a decrease of $7,246 for the corresponding period ended February 29, 2012. The decrease in liquidities in 2013 was mainly caused by the changes in non-cash operating working capital items, especially by an increase in inventories of $7,134 partially offset by an increase in trade and other payables of $3,633. The inventory variation was attributable to purchases of krill oil as well as frozen krill following the incident at the Sherbrooke plant. The increase in the variation in trade and other payables is mainly attributable to timing and extended terms with suppliers.

Investing Activities
During the year ended February 28, 2013, the investing activities generated a decrease in liquidities of $20,272. This decrease is mainly due to the acquisition of property, plant and equipment for $19,036 mostly related to the plant expansion, and the acquisition of short-term investments for $7,000 offset by the maturity of short-term investments for 6,107. In 2012, investing activities generated a decrease in liquidities of $10,100, primarily from the net purchase of short-term investments of $9,089 and additions to property, plant and equipment of $907.

Financing Activities
During the year ended February 28, 2013, the financing activities generated an increase in liquidities of $32,682. This increase is mainly due to net proceeds from the public offering for an amount of $30,005 as well as proceeds from the exercise of warrants of $3,841 and proceeds from the exercise of options of $1,552. This increase was reduced by repayment of loans and borrowings for an amount of $5,774. In 2012, financing activities generated an increase in liquidities of $21,221, primarily from net proceeds from private a placement of $11,477, proceeds from exercise of subsidiary options of $5,415 as well as proceeds from the exercise of options totaling $2,816.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $11,137 for the year ended February 28, 2013.

At February 28, 2013, the Corporation's liquidity position, consisting of cash and short-term investments, was $28,623.

Also, at February 28, 2013, the Corporation had an authorized operating line of credit of $1,570, of which $1,570 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, expected insurance recoveries, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit should be sufficient to finance the Corporation's operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the November 2012 plant incident, the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation's operations in the future. There is no assurance that such financing can be arranged on acceptable terms.

Off Balance Sheet Arrangements and Contractual obligations

Derivatives over the Corporation's own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $555 of advance payments at February 28, 2013 may be refundable in the next year if the Corporation fails to meet certain development milestones.

The Corporation's contractual obligations as at February 28, 2013 are presented in the following table:

					February 28, 2013
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 8,034	$ 8,034	$ 8,034	$ –	$ –
Loans and borrowings	1,871	3,045	5	914	2,126
Research & development contracts	–	2,010	2,010	–	–
Lease and other contracts	–	4,216	1,029	1,711	1,476
	$ 9,905	$ 17,305	$ 11,078	$ 2,625	$ 3,602

The Corporation has no off-balance sheet arrangements as at February 28, 2013, except for the following commitments:

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022. Minimum lease payments for the next five years are included in the above table and are $380 in 2014, $358 in 2015, $358 in 2016, $358 in 2017 and $322 in 2018.

During the year ended February 28, 2013, an amount of $329 was recognized as an expense in respect of operating leases which is included in General and administrative expenses (2012 - $217). Included in these amounts are the Corporation's share of operating costs and taxes under the terms of the leases, in the amount of $52 and $46, respectively (2012 - $28 and $22, respectively).

In September 2011, Neptune announced the conclusion of a memorandum of understanding ("MOU") with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. ("SKFC") to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune's krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation ("SFGC"), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $30,000 from $21,000 following the November 8, 2012 incident. It is expected to be funded primarily by a Federal and Provincial government grant and interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune's working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500 with a ten-year term, and a $3,000 government grant. Most of these financing amounts remain to be disbursed. Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild a operational production facility using the Phase I plant expansion facility that was under completion. The Corporation is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms.

In the normal course of business, a Corporation's subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation's subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,038, of which an amount of $2,367 has been paid to date. As at February 28, 2013, an amount of $66 is included in "Trade and other payables" in relation to these projects.

Subsequent events

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation's US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation's US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation's US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 incident and the plaintiff is seeking monetary relief for the costs of the plaintiff's tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation's insurers. No trial dates have been set.

FINANCIAL POSITION

The following table details the important changes to the financial position (other than equity) at February 28, 2013 compared to February 29, 2012:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	11,137	See cash flows statement
Short-term investments	1,009	Purchase of short-term investments
Trade and other receivables	970	Extended terms for products launches
Inventories	4,877	Purchase of krill oil and raw material
Property, plant and equipment	7,925	Plant expansion project
Trade and other payables	3,063	Extended terms from raw material suppliers
Loans and borrowings	(3,883)	Repayment of mortgage loans

See the statement of changes in equity for details of changes to the equity accounts from February 2012.

FINANCIAL INSTRUMENTS

Refer to Note 21 to the consolidated financial statements.

PRIMARY ANNUAL FINANCIAL RATIOS

	February 28, 2013	February 29, 2012	February 28, 2011
Working Capital Ratio (current assets/ current liabilities)[1]	5.68	3.62	2.67
Solvency Ratio (Loans and borrowings* / Total equity)[2]	0.03	0.18	0.41

* including convertible debentures, debenture conversion options and derivative financial liabilities for 2011.

1 The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

2 The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Corporation's Working Capital Ratio improved during the year ended February 28, 2013 compared to the periods ended February 29, 2012 and February 28, 2011 mainly due to the proceeds from the Public Offering concluded in October 2012 and insurance recoveries of $6,000. The Corporation's solvency ratio improved during the year ended February 28, 2013 compared to the period ended February 29, 2012 and to February 28, 2011 mainly due to the reimbursement of the mortgage loans.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 28, 2013, total royalties included in operating expenses amounted to $268 (2012 - $193). As at February 28, 2013, the balance due to this corporation under this agreement amounts to $257 (2012 - $190). This amount is presented in the consolidated statement of financial position under "Accounts payable and accrued liabilities".

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Refer to Note 27 of the consolidated financial statements for key management personnel compensation.

FUTURE ACCOUNTING CHANGES

Refer to Note 3 (r) to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing the consolidated financial statements for the year ended February 28, 2013 and February 29, 2012, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation's most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended February 28, 2013 and February 29, 2012.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities,

income and expenses. Actual results may differ from these estimates. Estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

- Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the criteria for recognition of tax assets continued to be met, whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;
- Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Utilization of tax losses and investment tax credits;
- Reasonable assurance of grant recognition and compliance with conditions of grant recognition;
- Measurement of derivative financial liabilities and stock-based compensation; and
- Collectability of trade receivable.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that information relating to the Corporation, including its consolidated subsidiaries, required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation's disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Also, the Corporation's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings*, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation's internal control over financial reporting based on the criteria established in – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended February 28, 2013, the Chief Executive Officer and the Chief Financial Officer evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*. They individually concluded that there was no change during the year

ended February 28, 2013 that affected materially or is reasonably likely to affect materially the Corporation's internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading "Risk Factors" in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and, without limitation, the following risks:

- the risk that despite its best efforts, Neptune will not be able to continue to successfully commercialize Neptune Krill Oil™ products and that its market share of krill oil products will erode;
- the risk that Neptune may receive less insurance coverage than expected;
- the risk that future uncertainties may compromise Neptune's ability to achieve the implementation of the Plan, on time or at all;
- the risk that Neptune will not be able to generate sufficient revenue even despite a successful execution of the Plan;
- the risk that Neptune will not be able to enter into third party supply and production agreements in a timely manner on terms favourable to Neptune;
- the risk that Neptune will not be able to maintain sufficient inventory levels nor meet customer demands as a result of the failure to enter into third party supply and production agreements;
- the risk that the investigation surrounding the incident at the production facility could be delayed and that the results from the investigation could have a negative impact on the Plan;
- the risk that Neptune will not obtain required permits to reconstruct an operational production facility in a timely fashion or that governmental authorities will not support Neptune's reconstruction plan;
- the risk that additional inspection or work reveal damages that have not yet been assessed to the expansion facility that was under construction and that is intended to form part of Neptune's future operational production facility;
- the risk that Neptune may face environmental liability, either as a result of environmental contamination that cannot currently be assessed resulting from the incident, or as a result of the notice alleging environmental non-compliance received from the Québec Ministry of Environment;
- the risk that Neptune will not succeed in restoring its production capacities of krill oil products as projected;
- the risk that Neptune will not be able to maintain its projected use of the remaining net proceeds from its recent Public Offering for the purposes identified in Neptune's prospectus dated September 19, 2012;
- the risk that Neptune will not be able to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources as may be required for the completion of the expansion project of Neptune's manufacturing facility;
- the risk that Neptune will not be successful in its efforts to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
- the risk that its financial performance deteriorate as a result of the incident or that Neptune be forced to allocate funds to cover costs or expenses arising out of unexpected events;
- the risk that Neptune will not be able to continue to invest as planned in product development and clinical trials, or the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
- the risk that despite its best efforts, Neptune will not be able to attract or retain skilled labour and key management personnel;
- the risk that, due to the incident, lawsuits may be brought against Neptune by the government or third parties, including claims for liability, and that Neptune's insurance liability coverage not cover fully or at all losses that may arise from such lawsuits or claims or from the class action lawsuit filed on December 19, 2012;
- the risk that Neptune may face intensified competition while it does not have an operational production facility.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation's business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 21, 2013, the total number of common shares issued by the Corporation and in circulation was 60,109,730 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,000,002 warrants, 8,543,918 options, 2,170,000 Acasti call-options on Neptune's shares of Acasti owned and 2,260,000 NeuroBio call-options on Neptune's shares of NeuroBio owned outstanding as at the same date. In addition, Acasti had 5,292,500 options, 5,292,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding and NeuroBioPharm had 461,250 options and 5,998,128 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland

Henri Harland
President and Chief Executive Officer

/s/ André Godin

André Godin
Chief Financial Officer

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Years ended February 28, 2013 and
February 29, 2012

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Management's Discussion and Analysis with the data contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements. The audit committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The independent auditors, KPMG LLP, have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Henri Harland

Henri Harland
President and Chief Executive Officer

/s/ André Godin

André Godin
Chief Financial Officer

Laval, Québec, Canada
May 21, 2013

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2013 and February 29, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS as issued by the IASB.

KPMG LLP*

May 21, 2013

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Financial Position

February 28, 2013 and February 29, 2012

		February 28, 2013		February 29, 2012
Assets				
Current assets:				
Cash	$	14,902,459	$	3,765,265
Short-term investments (note 21)		13,720,719		12,711,310
Trade and other receivables (note 4)		9,590,945		8,620,838
Tax credits receivable (note 5)		442,221		1,215,524
Prepaid expenses		139,656		430,368
Inventories (note 6)		11,709,613		6,832,910
		50,505,613		33,576,215
Government grants receivable (note 7)		–		50,000
Property, plant and equipment (note 8)		15,476,660		7,552,126
Intangible assets (note 9)		1,510,528		1,357,740
Investment tax credits receivable (note 5)		–		1,200,000
Deferred tax asset (note 20)		–		1,000,000
Total assets	$	67,492,801	$	44,736,081
Liabilities and Equity				
Current liabilities:				
Loans and borrowings (note 10)	$	5,060	$	2,908,898
Trade and other payables (note 11)		8,034,069		4,971,018
Advance payments (note 14)		849,659		813,203
Private placement warrants (note 12 (e))		–		573,688
		8,888,788		9,266,807
Loans and borrowings (note 10)		1,865,981		2,845,272
Total liabilities		10,754,769		12,112,079
Equity:				
Share capital (note 12)		83,561,499		45,841,986
Warrants (note 12 (e))		–		743,195
Contributed surplus		18,143,149		13,156,913
Deficit		(45,457,773)		(31,973,311)
Total equity attributable to equity owners of the Corporation		56,246,875		27,768,783
Non-controlling interest (note 13)		(3,396,506)		3,178,566
Subsidiary options (note 12 (f))		3,887,663		1,676,653
Total equity attributable to non-controlling interest		491,157		4,855,219
Total equity		56,738,032		32,624,002
Commitments and contingencies (note 23)				
Subsequent events (note 28)				
Total liabilities and equity	$	67,492,801	$	44,736,081

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis
Dr. Ronald Denis
Chairman of the Board

/s/ Michel Chartrand
Michel Chartrand
Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012
Revenue from sales	$ 25,863,612	$ 19,123,798
Cost of sales	(15,633,097)	(9,063,916)
Gross profit	10,230,515	10,059,882
Other income - revenue from research contracts and royalties	82,291	13,565
Other income - insurance recoveries (note 15)	6,000,000	–
Selling expenses	(2,463,886)	(2,090,387)
General and administrative expenses	(15,686,828)	(9,804,379)
Research and development expenses, net of tax credits of $498,197 (2012 - $1,932,445)	(7,633,045)	(3,908,699)
Plant explosion (note 15)	(10,091,223)	–
Results from operating activities	(19,562,176)	(5,730,018)
Finance income (note 17)	149,150	238,531
Finance costs (note 17)	(400,211)	(379,606)
Foreign exchange gain	850,771	278,410
Net finance income	599,710	137,335
Loss before income taxes	(18,962,466)	(5,592,683)
Income taxes - deferred tax (note 20)	(1,000,000)	1,000,000
Net loss and comprehensive loss	$ (19,962,466)	$ (4,592,683)
Net loss and comprehensive loss attributable to:		
Owners of the Corporation	$ (16,770,358)	$ (1,928,079)
Non-controlling interest	(3,192,108)	(2,664,604)
Net loss and comprehensive loss	$ (19,962,466)	$ (4,592,683)
Basic loss per share (note 19)	$ (0.31)	$ (0.04)
Diluted loss per share (note 19)	(0.31)	(0.04)
Basic weighted average number of common shares	54,071,185	48,205,451
Diluted weighted average number of common shares	54,071,185	48,205,451

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity

Years ended February 28, 2013 and February 29, 2012

	Attributable to equity owners of the Corporation						Attributable to non-controlling interest			
	Share capital									
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non-controlling interest	Total	Total equity
Balance, February 29, 2012	49,688,843	$ 45,841,986	$ 743,195	$13,156,913	$ (31,973,311)	$ 27,768,783	$ 1,676,653	$ 3,178,566	$ 4,855,219	$ 32,624,002
Net loss and total comprehensive loss	–	–	–	–	(16,770,358)	(16,770,358)	–	(3,192,108)	(3,192,108)	(19,962,466)
	49,688,843	45,841,986	743,195	13,156,913	(48,743,669)	10,998,425	1,676,653	(13,542)	1,663,111	12,661,536
Transactions with owners, recorded directly in equity										
Contributions by and distribution to owners										
Public offering	8,307,762	30,004,850	–	–	–	30,004,850	–	–	–	30,004,850
Warrants exercised	1,424,043	5,397,749	(743,195)	–	–	4,654,554	–	–	–	4,654,554
Share-based payment transactions	–	–	–	5,500,500	–	5,500,500	2,211,010	–	2,211,010	7,711,510
Share options exercised	659,082	2,316,914	–	(764,419)	–	1,552,495	–	–	–	1,552,495
Distribution of subsidiary shares and options by way of dividend-in-kind	–	–	–	204,238	3,285,896	3,490,134	–	(3,509,465)	(3,509,465)	(19,331)
Total contributions by and distribution to owners	10,390,887	37,719,513	(743,195)	4,940,319	3,285,896	45,202,533	2,211,010	(3,509,465)	(1,298,455)	43,904,078
Change in ownership interests in subsidiaries that do not result in a loss of control										
Exercise of subsidiary warrants and options by third parties	–	–	–	114,602	–	114,602	–	133,504	133,504	248,106
Net acquisition of subsidiary shares	–	–	–	(68,685)	–	(68,685)	–	(7,003)	(7,003)	(75,688)
Total changes in ownership interests in subsidiaries	–	–	–	45,917	–	45,917	–	126,501	126,501	172,418
Total transactions with owners	10,390,887	37,719,513	(743,195)	4,986,236	3,285,896	45,248,450	2,211,010	(3,382,964)	(1,171,954)	44,076,496
Balance at February 28, 2013	60,079,730	$ 83,561,499	$ –	$18,143,149	$ (45,457,773)	$ 56,246,875	$ 3,887,663	$ (3,396,506)	$ 491,157	$ 56,738,032

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity, Continued

Years ended February 28, 2013 and February 29, 2012

	Attributable to equity owners of the Corporation						Attributable to non-controlling interest			
	Share capital									
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non-controlling interest	Total	Total equity
Balance, February 28, 2011	42,490,874	$ 31,148,232	$ 104,987	$ 9,471,507	$ (28,586,171)	$ 12,138,555	$ 207,128	$ 920,681	$ 1,127,809	$ 13,266,364
Net loss and total comprehensive loss	–	–	–	–	(1,928,079)	(1,928,079)	–	(2,664,604)	(2,664,604)	(4,592,683)
	42,490,874	31,148,232	104,987	9,471,507	(30,514,250)	10,210,476	207,128	(1,743,923)	(1,536,795)	8,673,681
Transactions with owners, recorded directly in equity										
Contributions by and distribution to owners										
Issuance of shares and warrants through private placement	5,785,057	10,045,576	743,195	–	–	10,788,771	–	–	–	10,788,771
Share-based payment transactions	–	–	–	1,979,901	–	1,979,901	1,469,525	–	1,469,525	3,449,426
Share options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised and expired	295,587	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–
Total contributions by and distribution to owners	7,197,969	14,693,754	638,208	(591,963)	–	14,739,999	2,961,571	–	2,961,571	17,701,570
Change in ownership interests in subsidiaries that do not result in a loss of control										
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary options by third parties	–	–	–	3,740,921	–	3,740,921	(1,910,725)	3,585,134	1,674,409	5,415,330
Issuance of shares through private placement	–	–	–	113,197	–	113,197	–	876,528	876,528	989,725
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)
Total changes in ownership interests in subsidiaries	–	–	–	4,277,369	(1,459,061)	2,818,308	(1,492,046)	4,922,489	3,430,443	6,248,751
Total transactions with owners	7,197,969	14,693,754	638,208	3,685,406	(1,459,061)	17,558,307	1,469,525	4,922,489	6,392,014	23,950,321
Balance at February 29, 2012	49,688,843	$ 45,841,986	$ 743,195	$13,156,913	$ (31,973,311)	$ 27,768,783	$ 1,676,653	$ 3,178,566	$ 4,855,219	$ 32,624,002

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Cash Flows

Years ended February 28, 2013 and February 29, 2012

	February 28, 2013	February 29, 2012
Cash flows used in operating activities:		
Net loss for the period	$ (19,962,466)	$ (4,592,683)
Adjustments:		
Depreciation of property, plant and equipment	573,812	729,432
Amortization of intangible assets	39,385	34,549
Impairment loss related to property, plant and equipment destroyed	6,395,595	–
Impairment loss related to inventories destroyed	2,257,565	–
Impairment loss related to intangible assets	156,333	–
Loss from sale of property, plant and equipment	31,728	3,115
Stock-based compensation	7,711,510	3,449,426
Net finance income	(599,710)	(137,335)
Foreign exchange gain	850,771	278,410
Foreign exchange (gain) loss on cash	(489,554)	70,027
Unrealized foreign exchange loss (gain) on advance payments	11,261	(10,436)
Deferred income tax	1,000,000	(1,000,000)
Investment tax credits receivable	1,200,000	(1,200,000)
	(823,770)	(2,375,495)
Changes in non-cash operating working capital items:		
Trade and other receivables	1,473,706	(2,893,647)
Tax credits receivable	773,303	(570,771)
Prepaid expenses	290,712	538,162
Inventories	(7,134,268)	(2,287,993)
Trade and other payables	3,633,141	343,378
Advance payments	25,195	–
	(938,211)	(4,870,871)
	(1,761,981)	(7,246,366)
Cash flows used in investing activities:		
Interest received	32,951	13,909
Acquisition of property, plant and equipment	(19,035,820)	(907,350)
Acquisition of intangible assets	(376,128)	(118,295)
Maturity of short-term investments	6,106,790	8,500,000
Acquisition of short-term investments	(7,000,000)	(17,588,500)
	(20,272,207)	(10,100,236)
Cash flows from financing activities:		
Increase in loans and borrowings	3,037,393	1,290,000
Repayment of loans and borrowings	(5,773,716)	(958,369)
Proceeds from exercise of subsidiary options	248,106	5,415,330
Proceeds from subsidiary private placement	–	989,725
Buyback of subsidiary rights	–	(156,304)
Proceeds from exercise of warrants	3,840,931	647,328
Net acquisition of subsidiary shares	(75,688)	–
Net proceeds from public offering	30,004,850	–
Net proceeds from private placement	–	11,477,130
Non-resident taxes paid on dividend	(19,331)	–
Proceeds from exercise of options	1,552,495	2,816,045
Interest paid	(133,212)	(299,458)
	32,681,828	21,221,427
Foreign exchange gain (loss) on cash held in foreign currencies	489,554	(70,027)
Net increase in cash	11,137,194	3,804,798
Cash (bank indebtedness), beginning of year	3,765,265	(39,533)
Cash, end of year	$ 14,902,459	$ 3,765,265
Supplemental cash flow disclosure:		
Non-cash transactions:		
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$ 924,947	$ 1,467,415
Intangible assets included in accounts payable and accrued liabilities	17,483	45,105
Ascribed value to share capital on exercise of private placement warrants	813,623	–
Grant applied against property, plant and equipment	3,567,683	–

See accompanying notes to consolidated financial statements.

1. **Reporting entity:**

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the *Business Corporations Act* (Québec) (formerly Part 1A of the *Companies Act* (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation's subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation's subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plans, the Corporation's subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation's subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2. **Basis of preparation:**

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 21, 2013.

(b) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

- Equity warrants and stock options which are measured at fair value at date of grant pursuant to IFRS 2;
- Liabilities for warrants which are measured at fair value; and
- Debenture conversion options and derivative financial liabilities which are measured at fair value.

(c) Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries' functional currency.

(d) Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

2. Basis of preparation (continued):

(d) Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

- Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the criteria for recognition of tax assets continued to be met, whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies (see Note 15);
- Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (see Note 23).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Utilization of tax losses and investment tax credits (Notes 5 and 20);
- Reasonable assurance of grant recognition and compliance with conditions of grant agreements (Note 7);
- Measurement of derivative financial liabilities and stock-based compensation (Note 18); and
- Collectability of trade receivable (Note 21 (a)).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3. Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Corporation's subsidiaries.

(a) Basis of consolidation:

(i) Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Corporation.

(ii) Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Subsidiary options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options issued by the Corporation over the subsidiary's stock. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

3. Significant accounting policies (continued):

(a) Basis of consolidation (continued):

(iv) Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary's equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The value of consideration paid includes the cost of any subsidiary option exercised as part of the operation.

Subsidiary options that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v) Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation's shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made before giving effect to subsidiary profit and loss and the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation's shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

(b) Financial instruments:

(i) Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation's cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

3. Significant accounting policies (continued):

(b) Financial instruments (continued):

(ii) Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii) Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv) Compound financial instrument:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v) Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi) Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity. Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values. Equity instruments are not subsequently remeasured.

3. **Significant accounting policies (continued):**

(c) Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d) Property, plant and equipment:

(i) Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010, the date of transition to IFRS.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii) Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate
Building and building components	Straight-line	15 to 40 years
Laboratory and plant equipment	Straight-line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight-line	2 to 4 years

3. **Significant accounting policies (continued):**

(d) Property, plant and equipment (continued):

(iii) Depreciation (continued):

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

(e) Intangible assets:

(i) Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010, the date of transition to IFRS. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii) Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii) Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv) Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

	Period
Patents	20 years
Capitalized development costs	5 years

3. **Significant accounting policies (continued):**

(f) Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g) Impairment:

(i) Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets:

The carrying amounts of the Corporation's non-financial assets, other than inventories and tax credits and government grants receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").

The Corporation's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

3. **Significant accounting policies (continued):**

(g) Impairment (continued):

(ii) Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i) Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii) Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i) Revenue:

(i) Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii) Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a) Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

3. **Significant accounting policies (continued):**

(i) Revenue (continued):

(ii) Research services (continued):

(b) Milestone payments:

Milestone payments based on research or product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as "advance payments" on the consolidated statements of financial position.

(j) Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k) Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l) Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m) Employee benefits:

(i) Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3. Significant accounting policies (continued):

(m) Employee benefits (continued):

(ii) Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii) Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(n) Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o) Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

3. **Significant accounting policies (continued):**

(o) Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p) Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

(q) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. All operating segments' operating results are reviewed regularly by the Corporation's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation's headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

(r) New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2013, and have not been applied in preparing these consolidated financial statements.

(i) Financial instruments:

In November 2009 the IASB issued IFRS 9 *Financial Instruments* (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 *Financial Instruments: Recognition and Measurement*, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

- financial assets measured at amortized cost; or
- financial assets measured at fair value.

3. **Significant accounting policies (continued):**

(r) New standards and interpretations not yet adopted (continued):

(i) Financial instruments (continued):

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading. IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income ("OCI"). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii) Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 *Consolidated Financial Statements*, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities. The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

(iii) Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 *Disclosure of Interests in Other Entities*, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity's interest in other entities, and the effects of those interests on the entity's financial position, financial performance and cash flows.

The Corporation intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect the amendments to have a material impact on the financial statements.

3. Significant accounting policies (continued):

(r) New standards and interpretations not yet adopted (continued):

(iv) Fair value:

In May 2011, the IASB published IFRS 13 *Fair Value Measurement*, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for years before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains 'how' to measure fair value when it is required or permitted by other IFRS. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 19 - *Employee Benefits*:

In June 2011, the IASB published an amended version of IAS 19 *Employee Benefits*. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 *Provisions*, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

4. Trade and other receivables:

	February 28, 2013	February 29, 2012
Trade receivables	$ 5,539,732	$ 7,045,446
Sales taxes receivable	315,517	537,073
Current portion of government grant receivable (note 7)	2,744,500	503,389
Accrued and other receivables	991,196	534,930
	$ 9,590,945	$ 8,620,838

The Corporation's exposure to credit and currency risks related to trade and other receivables is presented in Note 21.

5. Investment tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

	$
2022	119,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	588,000
2033	446,000
	2,623,000

5. Investment tax credits receivable (continued):

Unused investment tax credits by segment:

Nutraceutical	$ 1,655,000
Cardiovascular and neurological	968,000
	$ 2,623,000

As a result of the plant explosion, the Corporation reassessed the recoverability of the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the long-term investment tax credit recoverable in the amount of $1,200,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation's action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

6. Inventories:

	February 28, 2013	February 29, 2012
Raw materials	$ 7,492,442	$ 1,526,775
Work in progress	183,495	1,337,105
Finished goods	3,860,065	3,539,688
Spare parts	173,611	429,342
	$ 11,709,613	$ 6,832,910

For the year ended February 28, 2013, the cost of sales of $15,633,097 (2012 - $9,063,916) was comprised of inventory costs of $15,373,016 (2012 - $8,869,511) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $16,318 (2012 - $2,514) and other costs of $243,763 (2012 - $191,891).

7. Government grants receivable:

In 2010, the Corporation entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. The Corporation received the first portion of $50,000 in the year ended February 29, 2012.

In 2012, the Corporation entered into an agreement to receive a financial contribution under a government grant program for the Sherbrooke plant expansion (note 23 (b) (ii)). The total financial contribution to be received over the construction period to 2014 is $3,000,000, of which $2,636,501 (2012 - $347,146) was receivable at February 28, 2013. The financial contribution is subject to certain conditions, such as maintaining employment levels in the Sherbrooke facility after construction is complete, which the Corporation expects to meet.

	February 28, 2013	February 29, 2012
Government grants receivable	$ 2,744,500	$ 553,389
Less current portion (note 4)	(2,744,500)	(503,389)
	$ –	$ 50,000

8. Property, plant and equipment:

	Land	Building and building components	Laboratory and plant equipment	Furniture and office equipment	Computer equipment and software	Total
Cost:						
Balance at February 28, 2011	$ 40,540	$ 4,587,769	$ 6,549,103	$ 331,512	$ 207,822	$ 11,716,746
Additions	–	1,260,127	765,815	43,386	132,431	2,201,759
Disposals	–	–	–	(16,944)	–	(16,944)
Balance at February 29, 2012	40,540	5,847,896	7,314,918	357,954	340,253	13,901,561
Additions	188,090	10,601,884	3,890,889	190,191	54,615	14,925,669
Disposals	–	–	–	(94,383)	(22,459)	(116,842)
Impairment loss	–	(5,737,243)	(6,787,167)	(121,631)	(197,586)	(12,843,627)
Balance at February 28, 2013	$ 228,630	$10,712,537	$ 4,418,640	$ 332,131	$ 174,823	$ 15,866,761
Accumulated depreciation:						
Balance at February 28, 2011	–	790,363	4,456,805	221,828	161,971	5,630,967
Depreciation for the year	–	217,331	439,956	28,290	43,855	729,432
Disposals	–	–	–	(10,964)	–	(10,964)
Balance at February 29, 2012	–	1,007,694	4,896,761	239,154	205,826	6,349,435
Depreciation for the year	–	212,598	300,669	25,998	34,547	573,812
Disposals	–	–	–	(66,931)	(18,183)	(85,114)
Impairment loss	–	(1,150,138)	(5,135,723)	(71,171)	(91,000)	(6,448,032)
Balance at February 28, 2013	$ –	$ 70,154	$ 61,707	$ 127,050	$ 131,190	$ 390,101
Net carrying amounts:						
February 29, 2012	$ 40,540	$ 4,840,202	$ 2,418,157	$ 118,800	$ 134,427	$ 7,552,126
February 28, 2013	228,630	10,642,383	4,356,933	205,081	43,633	15,476,660

The Corporation acquired property and equipment in the amount of $12,467,559 which are not yet in service as at February 28, 2013. Additions in 2013 include interest capitalized of $207,299 and are net of government grants of $3,567,683.

See Note 15, Plant explosion, for the details about the impairment loss.

Leased assets

The Corporation leases laboratory, office and computer equipment under a number of finance lease agreements. At February 28, 2013, the net carrying amount of these assets was $19,626 (2012 - $37,529).

8. Property, plant and equipment (continued):

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

		February 28, 2013		February 29, 2012
Cost of sales	$	114,094	$	154,323
Research and development expenses		2,608		22,651
General and administrative expenses		457,110		552,458
	$	573,812	$	729,432

9. Intangible assets:

		Patents		Development costs		Licenses		Trademarks		Total
Cost:										
Balance at February 29, 2011	$	705,108	$	374,796	$	182,334	$	112,195	$	1,374,433
Additions		101,746		14,651		–		7,025		123,422
Balance at February 29, 2012		806,854		389,447		182,334		119,220		1,497,855
Additions		339,195		–		–		9,311		348,506
Impairment loss		(169,957)		(50,477)		–		–		(220,434)
Balance at February 28, 2013	$	976,092	$	338,970	$	182,334	$	128,531	$	1,625,927
Accumulated amortization:										
Balance at February 28, 2011		105,566		–		–		–		105,566
Amortization for the year		34,549		–		–		–		34,549
Balance at February 29, 2012		140,115		–		–		–		140,115
Amortization for the year		39,385		–		–		–		39,385
Impairment loss		(64,101)		–		–		–		(64,101)
Balance at February 28, 2013	$	115,399	$	–	$	–	$	–	$	115,399
Net carrying amounts:										
February 29, 2012	$	666,739	$	389,447	$	182,334	$	119,220	$	1,357,740
February 28, 2013		860,693		338,970		182,334		128,531		1,510,528

During the year ended February 28, 2013, the Corporation recognized an impairment loss of $156,333 for specific intangible assets that were not expected to be recoverable from use or sale.

Amortization expense for the years ended February 28, 2013 and February 29, 2012 has been recorded in "general and administrative expenses" in the consolidated statements of earnings and comprehensive loss.

10. Loans and borrowings:

This note provides information about the contractual terms of the Corporation's interest-bearing loans and borrowings, which are measured at amortized cost.

		February 28, 2013		February 29, 2012
Non-current loans and borrowings:				
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses. The amount was reimbursed during 2013.	$	–	$	1,847,936
Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016. The amount was reimbursed during 2013.		–		1,952,898
Refundable contribution obtained from a federal program, without collateral or interest, payable in monthly instalments of $50,623, from March 2016 to February 2021. The cash contribution received of $3,037,393 has been initially recorded at its estimated fair value of $1,742,326, using a discount rate of 9%.		1,863,523		–
Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively		–		19,403
Finance lease liability, interest rate of 8%, payable in monthly instalments of $457 ($2,589 as at February 29, 2012), maturing in April 2014		7,518		13,933
		1,871,041		3,834,170
Less current portion		5,060		988,898
Non-current loans and borrowings	$	1,865,981	$	2,845,272

10. Loans and borrowings (continued):

		February 28, 2013		February 29, 2012
Current loans and borrowings:				
Current portion of mortgage loans	$	–	$	962,925
Current portion of contributions from a federal program		–		19,403
Current portion of finance lease liabilities		5,060		6,570
		5,060		988,898
Authorized operating line of credit of $1,570,000 (2012 - $2,000,000), bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 29, 2012 - 2.50% and 5.50%). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the rate of 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.		–		1,920,000
Current loans and borrowings	$	5,060	$	2,908,898

The Corporation's exposure to currency and liquidity risks related to loans and borrowings is presented in Note 21.

11. Trade and other payables:

		February 28, 2013		February 29, 2012
Trade payables	$	4,853,790	$	2,531,416
Accrued liabilities and other payables		1,815,662		997,793
Payable to a corporation controlled by an officer and director (note 27)		256,734		189,748
Employee salaries and benefits payable		1,107,883		1,252,061
	$	8,034,069	$	4,971,018

The Corporation's exposure to currency and liquidity risks related to trade and other payables is presented in Note 21.

12. Capital and other components of equity:

(a) Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

- Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

- Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding).

(b) Distribution by way of dividend-in-kind of NeuroBioPharm warrants:

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

The class A subordinate voting shares of NeuroBioPharm were determined to have a value of $0.10 per share, as per the conversion that occurred on April 12, 2011. The series 2011-1 warrants were determined to have a value of $0.0011 per warrant, using the Black-Scholes model and using the following assumptions:

Dividend	–
Risk-free interest	1.06%
Estimated life	1.45 years
Expected volatility	75%

(c) Issuance of common shares:

On September 25, 2012, Neptune filed a prospectus supplement to a short-form base shelf prospectus for the distribution of 7,318,000 common shares of the Corporation at a price of US$4.10 per common share, for total gross proceeds of US$30,003,800. On October 2, 2012, the Corporation announced the closing of this public offering, resulting in a total of 8,307,762 common shares, including 989,762 common shares from the exercise of the over-allotment option by the underwriters, being issued for gross proceeds of $33,401,025. Total issue costs related to this transaction amounted to $3,396,175.

12. Capital and other components of equity (continued):

(d) Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the "2011 Private placement – US" warrants) to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the "2011 Private placement – CA" warrants) to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. Because the 2011 Private placement – US warrants are exercisable at a price denominated in a currency other than the Corporation's functional currency, they were determined to be a derivative financial liability. Total issue costs related to these transactions amounted to $942,638.

(e) Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2013 and February 29, 2012:

	February 28, 2013		February 29, 2012	
	Number outstanding	Amount	Number outstanding	Amount
2011 Private placement - CA	–	$ –	765,709	$ 743,195
2011 Private placement - US	–	–	680,556	573,688
	–	$ –	1,446,265	$ 1,316,883

	February 28, 2013	February 29, 2012
Classified as:		
Equity	$ –	$ 743,195
Liability	–	573,688
	$ –	$ 1,316,883

12. Capital and other components of equity (continued):

(e) Warrants (continued):

The significant terms of the warrants are as follows:

		Exercise price	Expiry
2011 Private placement - CA	$	2.65	November 3, 2012
2011 Private placement - US	USD	2.75	November 3, 2012

During the year ended February 28, 2013, 765,709 of the 2011 Private placement - CA warrants and 658,334 of the 2011 Private placement - US warrants were exercised. During the year ended February 28, 2013, 22,222 of the 2011 Private placement - US warrants have expired.

During the year ended February 28, 2013, the Corporation granted one three-year warrant to purchase 1,000,002 common shares of the Corporation to a consultant under a financial consulting agreement. The warrant will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. At February 28, 2013, 666,668 warrant shares had vested. The Corporation recognized a stock-based compensation expense of $739,019 during the year ended February 28, 2013, for this grant.

(f) Subsidiary options:

	February 28, 2013		February 29, 2012	
	Number outstanding	Amount	Number outstanding	Amount
Acasti Pharma Inc.				
Series 4 warrants	5,384,850	$ 370,735	5,775,500	$ 299,779
Options outstanding under stock-based compensation plan	5,216,250	2,915,611	3,347,500	919,604
Private placement warrants				
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	7,027
	11,351,100	3,693,034	9,873,000	1,532,698
NeuroBioPharm Inc.				
Series 2011-1 warrants	4,058,128	–	–	–
Series 2011-2 warrants	3,450,075	14,295	800,000	5,461
Series 2011-3 warrants	8,050,175	166,630	6,303,929	128,358
Options outstanding under stock-based compensation plan	461,250	13,704	496,250	10,136
	16,019,628	194,629	7,600,179	143,955
	27,370,728	$ 3,887,663	17,473,179	$ 1,676,653

12. Capital and other components of equity (continued):

(f) Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

- NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.
- NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.
- NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.
- The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation's shares on a recognized stock exchange; or (ii) on April 12, 2014.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

(g) Distribution of subsidiary rights as dividend:

On July 5, 2011, Neptune received from Acasti's rights offering a total of 38,617,733 rights. Neptune transferred these rights to its own shareholders at the record date, July 5, 2011, in payment of a dividend on its common shares. The dividend declared by Neptune on its common shares was of $0.030421697 per common share and this dividend was paid by the transfer to Neptune's shareholder at the record date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represented a value of $1,492,046.

13. Non-controlling interests:

(a) Acasti:

During the year ended February 28, 2013, the Corporation's participation in Acasti changed as follows:

(i) Net acquisition of Acasti shares:

During the year ended February 28, 2013, the Corporation acquired on the market 208,200 shares of Acasti at an average price of $2.01 and disposed of 150,000 shares of Acasti at an average price of $2.28.

(ii) Exercise of warrants and options:

During the year ended February 28, 2013, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 470,650 shares by Acasti and cash proceeds of $229,477.

During the year ended February 29, 2012, the Corporation's participation in Acasti changed as follows:

(i) Distribution of subsidiary rights as dividend:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares. Each registered holder of Class A shares received one right for each Class A share held. Ten (10) rights plus the sum of $1.25 were required to subscribe for one Class A share.

The rights were determined to have a value of $0.4250 per right, using the Black-Scholes model and using the following assumptions:

Dividend	–
Risk-free interest	0.92%
Estimated life	2.3 months
Expected volatility	117.91%

The Corporation received from Acasti's rights offering a total of 38,617,733 rights from this transaction.

Concurrently, Neptune transferred these rights to its own shareholders at the record date, July 5, 2011, in payment of a dividend on its common shares. The Corporation declared a dividend of $0.030421697 per common share and this dividend was paid by the transfer to Neptune's shareholder at the record date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represents a total value of $1,492,046. Subsequent to the dividend distribution, the Corporation repurchased 15,000,000 rights, for an amount of $156,304.

On September 14, 2011, the Acasti rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the rights offering has been issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805. From this total of shares, 2,000,000 shares of Acasti were issued to the Corporation.

Share issue costs of $206,788 were charged directly to equity in connection with this offering.

(ii) Conversion of Class B and Class C shares:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis, representing the extinguishment of a liability of $3,960,000 to the Corporation and $92,000 to another shareholder of the subsidiary. Following this conversion, the Corporation owned 60% of Class A shares, which also reflected its participation and share of the voting interest.

13. Non-controlling interests (continued):

(a) Acasti (continued):

(iii) Exercise of warrants and options:

Throughout the year ended February 29, 2012, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 257,000 shares by Acasti and cash proceeds of $64,251.

(iv) Private placement:

On February 13, 2012, Acasti issued 1,500,000 Class A shares for aggregate proceeds of $1,993,600 before issue costs of $15,000. Half of the private placement was subscribed by the Corporation, and the other by an officer of Acasti.

The officer also received 375,000 Series 6 warrants and 375,000 Series 7 warrants upon subscription, which were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

Dividend	–
Risk-free interest	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $313,315 during the year ended February 29, 2012 for this grant.

The distribution of the shareholdings of issued and outstanding Acasti's capital stock between the Corporation and other shareholders as at February 28, 2013 and February 29, 2012 is detailed as follows:

			February 28, 2013
	Corporation	Other shareholders	Total
Class A shares	41,427,733	31,679,805	73,107,538
Votes	57%	43%	100%
Participation	57%	43%	100%

13. Non-controlling interests (continued):

(a) Acasti (continued):

			February 29, 2012
	Corporation	Other shareholders	Total
Class A shares	41,367,733	31,269,155	72,636,888
Votes	57%	43%	100%
Participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with Acasti, pursuant to which Acasti exercised its option under an exclusive technology license agreement to pay in advance all of the future royalties' payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuation specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which will be settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the prepayment agreement.

The prepayment and the issuance of the shares of Acasti to the Corporation are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the next annual meeting of shareholders of the subsidiary. The prepayment would have the effect of increasing the Corporation's participation in Acasti from approximately 57% to approximately 61% if the warrant were exercisable at February 28, 2013. The transaction will be accounted for when such approval is obtained.

The following summarizes the effect of changes in the Corporation's ownership interest in Acasti:

	2013	2012
Corporation's ownership interest at the beginning of the year	$ 9,614,123	$ 4,577,027
Effect of increase in Corporation's ownership interest	100,595	13,009,862
Effect of decrease in Corporation's ownership interest	–	(3,987,483)
Share of comprehensive loss	(4,140,529)	(3,985,283)
Corporation's ownership interest at the end of the year	$ 5,574,189	$ 9,614,123

13. Non-controlling interests (continued):

(b) NeuroBioPharm:

During the year ended February 28, 2013, the Corporation's participation in NeuroBioPharm changed as follows:

(i) Distribution of subsidiary shares by way of dividend-in-kind:

During the year ended February 28, 2013, the Corporation distributed 2,000,000 units of NeuroBioPharm to holders of common shares of Neptune by a way of dividend-in-kind. Each unit consisted of one Class A subordinate voting share of NeuroBioPharm and two series 2011-1 warrants. Each full warrant entitles its holder to purchase one Class A subordinate voting share of NeuroBioPharm at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise.

(ii) Exercise of warrants and options:

During the year ended February 28, 2013, various holders of NeuroBioPharm warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 1,872 shares by NeuroBioPharm and cash proceeds of $749.

The distribution of the shareholdings of issued and outstanding NeuroBioPharm's capital stock between the Corporation and other shareholders as at February 28, 2013 and February 29, 2012 is detailed as follows:

			February 28, 2013
	Corporation	Other shareholders	Total
Class A shares	6,501,000	2,001,872	8,502,872
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,461,872	54,502,872
Votes	96%	4%	100%
Participation	76%	24%	100%

13. Non-controlling interests (continued):

(b) NeuroBioPharm (continued):

			February 29, 2012
	Corporation	Other shareholders	Total
Class A shares	8,501,000	–	8,501,000
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	54,041,000	460,000	54,501,000
Votes	99%	1%	100%
Participation	100%	–	100%

Class A shares, voting (one vote per share), participating, without par value and a discretionary dividend.

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares, subject to adjustment. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder's discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class G shares, non-voting, non-participating, without par value. Class G shares are convertible, at the holder's discretion or at the corporation's discretion on occurrence of a private placement or the listing of the corporation's shares, into Class A shares, on a one-for-one basis. Class G shares are redeemable at the holder's discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class H shares, voting (one vote per share), non-participating, without par value. Class H shares are convertible, at the holder's discretion or at the corporation's discretion on occurrence of a private placement or the listing of the corporation's shares, into Class A shares, on a one-for-one basis. Class H shares are redeemable at the holder's discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

The following summarizes the effect of changes in the Corporation's ownership interest in NeuroBioPharm:

	2013	2012
Corporation's ownership interest at the beginning of the year	$ (13,883,895)	$ (1,613,574)
Effect of increase in Corporation's ownership interest	3,512,595	850,100
Effect of decrease in Corporation's ownership interest	–	(11,700,000)
Share of comprehensive loss	(1,401,398)	(1,420,421)
Corporation's ownership interest at the end of the year	$ (11,772,698)	$ (13,883,895)

14. Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation's commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at February 28, 2013, an amount of $824,464 is included in "advance payments" in the consolidated statements of financial position (2012 - $813,203).

The Corporation also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Corporation conducted a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. For the year ended February 28, 2013, no revenues were recognized in the consolidated statements of earnings and comprehensive loss on the basis of progress of performance of the clinical study (2012 - $13,565). As at February 28, 2013 and February 29, 2012, all amounts were received under this agreement.

15. Plant explosion:

On November 8, 2012, an explosion and fire destroyed the Corporation's production plant. The incident completely destroyed the Corporation's current production plant that was in operation in Sherbrooke, but damages at the expansion facility currently under construction adjacent to the plant appear to be limited. The Corporation's inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. The Corporation will recognize insurance recoveries when it has the unconditional right to receive the compensation.

The Corporation has an action plan going forward to resume operations which have been interrupted and to progressively supply customer demands in the interim. The details of the action plan may be found in the management's discussion and analysis of the financial situation and operating results for the years ended February 28, 2013 and February 29, 2012.

The Corporation has set up a charitable fund to provide assistance to the employees and families affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident.

15. Plant explosion (continued):

The estimated impairment losses and costs related to the plant explosion for the year ended are detailed as follows:

	February 28, 2013
Impairment loss related to inventories destroyed	$ 2,257,566
Impairment loss related to property, plant and equipment destroyed	6,395,595
Site restoration costs	867,557
Contribution to victims' fund	212,783
Other costs	357,722
	$ 10,091,223

The costs above reflect management's best estimates based on the information available as at the date these consolidated financial statements were authorized for issuance (May 21, 2013) and are subject to change as new developments occur in the future in connection with the Corporation's reconstruction plans, including environmental, legal, site restoration costs, and government-related matters.

The impairment loss related to property, plant and equipment destroyed is comprised of $4,587,105 for the building and building components, $1,651,444 for the laboratory and plant equipment, and $157,046 for the furniture and office equipment and computer equipment and software. Included in the remaining $15,476,660 of property, plant and equipment presented in the consolidated statements of financial position is $12,467,559 related to the plant expansion still in construction and not subject to depreciation.

The Corporation received insurance recoveries for an amount of $6,000,000, recorded as other income, representing part of the total compensation expected to be received once the Corporation completes and settles its claims with its insurers.

16. Personnel expenses:

	February 28, 2013	February 29, 2012
Salaries and other short-term employee benefits	$ 8,245,631	$ 8,099,623
Share-based compensation	5,739,077	2,904,058
	$ 13,984,708	$ 11,003,681

Share-based compensation does not include $1,972,433 (2012 - $545,368) of compensation to non-employee directors and consultants.

17. Finance income and finance costs:

(a) Finance income:

	February 28, 2013	February 29, 2012
Change in fair value of private placement warrants	$ –	$ 114,673
Interest income	149,150	123,858
Finance income	$ 149,150	$ 238,531

(b) Finance costs:

	February 28, 2013	February 29, 2012
Interest charges	$ (160,276)	$ (379,606)
Change in fair value of private placement warrants	(239,935)	–
Finance costs	$ (400,211)	$ (379,606)

18. Share-based payment:

Description of the share-based payment arrangements:

At February 28, 2013, the Corporation has the following share-based payment arrangements:

(a) Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation's stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The Board of Directors adopted amendments to the plan on May 9, 2012. The amendments dealt with, amongst other things: (i) the conversion of the stock option plan from a "fixed" plan to a "rolling" plan, (ii) the clarification of the powers of the Board, (iii) the clarification of the early termination of options upon the concurrence of certain predetermined events, (iv) allowing the Board to make certain amendments to the stock option plan, (v) providing for a blackout period extension, (vi) providing for change of control and sale of the Corporation clauses and (vii) other "housekeeping" changes. On June 21, 2012, a resolution approving the amendments was passed by a simple majority of the votes cast by shareholders present in person or by proxy at the annual shareholders meeting of the Corporation.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

18. Share-based payment (continued):

(a) Corporation stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

			2013			2012
		Weighted average exercise price	Number of options		Weighted average exercise price	Number of options
Options outstanding, beginning of year	$	2.46	3,768,000	$	2.27	3,871,625
Granted		3.23	5,520,000		3.05	1,575,000
Forfeited		3.13	(513,500)		2.55	(235,000)
Expired		–	–		2.70	(326,300)
Exercised		2.38	(659,082)		2.52	(1,117,325)
Options outstanding, end of year	$	2.95	8,115,418	$	2.46	3,768,000
Exercisable options, end of year	$	2.65	3,549,151	$	2.06	1,661,583

				2013
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
$1.00 - $2.00	0.39	713,500	713,500	$ 1.50
$2.01 - $3.00	1.67	4,291,500	1,965,657	2.66
$3.01 - $4.00	2.07	2,505,418	710,414	3.27
$4.01 - $5.00	2.53	605,000	159,580	4.78
	1.75	8,115,418	3,549,151	$ 2.65

18. Share-based payment (continued):

(a) Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2013	2012
Share price	$3.06	$2.82
Dividend	0.01%	0.02%
Risk-free interest	1.15%	1.17%
Estimated life	2.71 years	2.67 years
Expected volatility	65.18%	72.52%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.15 (2012 - $1.23). The weighted average fair value of the options granted to non-employees during the year is $1.38 (2012 - $0.98).

Stock-based compensation recognized under this plan amounted to $5,093,822 for the year ended February 28, 2013 (2012 - $1,979,901).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $3.94 (2012 - $3.56).

(b) Acasti stock-based compensation plan:

The subsidiary, Acasti, has established a stock-based compensation plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti's Board of Directors amended the incentive stock option plan. The amendments to the plan were approved by the shareholders of Acasti on June 22, 2011. The main modification to the plan consisted of an increase in the number of shares reserved for issuance of incentive stock options under the plan to 6,443,444. On June 21, 2012, Acasti's shareholders approved the renewal of the stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders' approval. The terms and conditions for acquiring and exercising options are set by Acasti's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Acasti's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

18. Share-based payment (continued):

(b) Acasti stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	2013		2012	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Options outstanding, beginning of year	$ 1.15	3,347,500	$ 0.25	800,000
Granted	2.14	2,350,000	1.42	2,660,000
Exercised	1.20	(117,500)	0.25	(42,500)
Forfeited	1.80	(363,750)	1.43	(70,000)
Options outstanding, end of year	$ 1.55	5,216,250	$ 1.15	3,347,500
Options exercisable, end of year	$ 1.14	2,421,832	$ 0.69	1,172,500

				2013
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
\$0.25 - \$1.00	5.57	756,250	737,500	$ 0.25
\$1.01 - \$1.50	3.30	2,200,000	1,344,750	1.40
\$1.51 - \$2.00	1.45	100,000	100,000	1.80
\$2.01 - \$2.50	3.97	2,090,000	239,582	2.11
\$2.51 - \$3.00	2.81	70,000	–	–
	3.86	5,216,250	2,421,832	$ 1.14

18. Share-based payment (continued):

(b) Acasti stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2013	2012
Share price	$2.13	$1.39
Dividend	–	–
Risk-free interest	1.32%	1.86%
Estimated life	4.04 years	4.01 years
Expected volatility	71.48 %	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2013 is $1.14 (2012 - $0.79). The weighted average fair value of the options granted to non-employees during the year is $1.14 (2012 - $0.49).

Stock-based compensation recognized under this plan amounted to $1,996,007 for the year ended February 28, 2013 (2012 - $919,604).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.44 (2012 - $1.62).

(c) NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm's length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

18. Share-based payment (continued):

(c) NeuroBioPharm stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	2013		2012	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Options outstanding, beginning of year	$ 0.50	496,250	$ –	–
Granted	–	–	0.50	546,250
Forfeited	0.50	(35,000)	0.50	(50,000)
Options outstanding, end of year	$ 0.50	461,250	$ 0.50	496,250
Options exercisable, end of year	$ 0.50	345,942	$ 0.50	124,067

				2013
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
$0.50	3.24	461,250	345,942	$ 0.50

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year ended February 29, 2012:

	2012
Share price	$0.10
Dividend	–
Risk-free interest	2.09%
Estimated life	3.79 years
Expected volatility	75%

No options were granted during the year ended February 28, 2013. The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.02.

Stock-based compensation recognized under this plan amounted to $3,567 for the year ended February 28, 2013 (2012 - $10,136).

18. Share-based payment (continued):

(d) Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees' continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	2013		2012	
	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights
Rights outstanding, beginning of year	$ 0.33	5,715,500	$ 0.31	5,792,500
Forfeited	0.50	(10,000)	0.36	(27,500)
Exercised	0.31	(390,650)	0.30	(214,500)
Granted	–	–	1.25	165,000
Rights outstanding, end of year	$ 0.33	5,314,850	$ 0.33	5,715,500
Rights exercisable, end of year	$ 0.33	5,273,600	$ 0.29	5,013,000

	2013			
	Rights outstanding		Exercisable rights	
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price
$0.25 - $0.50	0.61	5,124,850	5,124,850	$ 0.30
$0.51 - $0.75	0.61	25,000	25,000	0.75
$1.01 - $1.25	0.61	165,000	123,750	1.25
	0.61	5,314,850	5,273,600	$ 0.33

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year ended February 29, 2012:

	2012
Share price	$1.21
Dividend	–
Risk-free interest	1.71%
Estimated life	2.38 years
Expected volatility	71.56%

No rights were granted during the year ended February 28, 2013. The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51.

Stock-based compensation recognized under this plan amounted to $164,330 for the year ended February 28, 2013 (2012 - $150,124).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2013 was $2.33 (2012 - $1.59).

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

			2013			2012
		Weighted average exercise price	Number of rights		Weighted average exercise price	Number of rights
Rights outstanding, beginning of year	$	0.51	7,023,427	$	0.13	5,750,000
Cancelled		–	–		0.10	(5,000)
Series 4 exchanged		–	–		0.13	(5,745,000)
Series 2011-3 granted		–	–		0.43	6,605,149
Forfeited		0.71	(165,251)		0.40	(1,756,001)
Granted		0.75	875,000		0.67	2,174,279
Rights outstanding, end of year	$	0.54	7,733,176	$	0.51	7,023,427
Rights exercisable, end of year	$	0.50	6,592,743	$	0.45	4,622,280

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

				2013
	Rights outstanding		Exercisable rights	
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price
$0.40 - $0.75	3.12	7,733,176	6,592,743	$ 0.50

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2013	2012
Share price	$0.10	$0.10
Dividend	–	–
Risk-free interest	1.21%	1.81%
Estimated life	2.95 years	3.09 years
Expected volatility	73.3%	75%

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2013 is $0.01 per share (2012 - $0.01). No rights were granted to non-employees during the year ended February 28, 2013.

On April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the rights over 5,745,000 Series 4 warrants held by employees for 6,605,149 rights over Series 2011-3 warrants (the replacement rights). The characteristics of the Series 2011-3 warrants are described in Note 12 (f). Because the replacement rights were determined to have a fair value lower than that of the rights exchanged, no additional charge was recognized upon modification.

Stock-based compensation recognized under this plan amounted to $47,106 for the year ended February 28, 2013 (2012 - $76,346).

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees' continued service and a portion of these options are subject to non-market performance conditions. At February 28, 2013, the performance conditions had not been formally determined. Until such determination, the Corporation will remeasure to fair value those options at the end of each reporting period.

The number and weighted average exercise prices of call-options on Acasti shares are as follows:

			2013			2012
		Weighted average exercise price	Number of call-options		Weighted average exercise price	Number of call-options
Call-options outstanding, beginning of year	$	–	–	$	–	–
Granted		2.75	2,345,000		–	–
Forfeited		2.75	(170,000)		–	–
Call-options outstanding, end of year	$	2.75	2,175,000	$	–	–
Call-options exercisable, end of year	$	–	–	$	–	–

				2013
	Call-options outstanding		Exercisable call-options	
Exercise price	Weighted remaining contractual life outstanding	Number of call-options outstanding	Weighted number of call-options exercisable	Weighted average exercise price
$2.75	2.13	2,175,000	–	$ –

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the year ended February 28, 2013:

	2013
Share price	$2.69
Dividend	–
Risk-free interest	1.13%
Estimated life	2.89 years
Expected volatility	82.25%

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is $1.39.

Stock-based compensation recognized under this plan amounted to $404,783 for the year ended February 28, 2013.

The number and weighted average exercise prices of call-options on NeuroBioPharm shares are as follows:

		2013			2012
		Weighted average exercise price	Number of call-options		Weighted average exercise price	Number of call-options
Call-options outstanding, beginning of year	$	–	–	$	–	–
Granted		0.75	2,500,000		–	–
Forfeited		0.75	(250,000)		–	–
Call-options outstanding, end of year	$	0.75	2,250,000	$	–	–
Call-options exercisable, end of year	$	–	–	$	–	–

				2013
	Call-options outstanding		Exercisable call-options	
Exercise price	Weighted remaining contractual life outstanding	Number of call-options outstanding	Weighted number of call-options exercisable	Weighted average exercise price
$0.75	2.03	2,250,000	–	$ –

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the year ended February 28, 2013:

	2013
Share price	$0.10
Dividend	–
Risk-free interest	1.12%
Estimated life	2.89 years
Expected volatility	64.71%

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2013 is negligible.

Stock-based compensation recognized under this plan amounted to $1,895 for the year ended February 28, 2013.

(e) Equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

19. Earnings (loss) per share:

The calculation of basic loss per share at February 28, 2013 was based on the net loss attributable to owners of the Corporation of $16,770,358 (2012 - $1,928,079), and a weighted average number of common shares outstanding of 54,071,185 (2012 – 48,205,451).

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

20. Income taxes:

Deferred tax expense:

	2013	2012
Origination and reversal of temporary differences	$ 5,140,189	$ 1,120,000
Change in unrecognized deductible temporary differences	(4,140,189)	(2,120,000)
Deferred tax expense (recovery)	$ 1,000,000	$ (1,000,000)

Reconciliation of effective tax rate:

	2013	2012
Loss before income taxes	$ (18,962,466)	$ (5,592,683)
Income tax at the combined Canadian statutory rate	$ (5,100,903)	$ (1,574,340)
Increase (decrease) resulting from:		
Change in unrecognized deductible temporary differences	4,140,189	(80,314)
Non-deductible stock-based compensation	2,074,396	971,013
Permanent differences and other	(113,682)	(316,359)
Total tax expense (recovery)	$ 1,000,000	$ (1,000,000)

20. Income taxes (continued):

The applicable statutory tax rates are 26.9% in 2013 and 28.15% in 2012. The Corporation's applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2013.

Recognized deferred tax assets and liabilities:

At February 28, 2013 and February 29, 2012, deferred tax assets and liabilities are attributable to the following:

			2013			2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Tax losses carried forward	$ 1,614,000	$ –	$ 1,614,000	$ 1,000,000	$ –	$ 1,000,000
Insurance recovery	–	(1,614,000)	(1,614,000)	–	–	–
Tax assets (liabilities)	1,614,000	(1,614,000)	–	1,000,000	–	1,000,000
Set off tax	(1,614,000)	1,614,000	–	–	–	–
Net tax assets (liabilities)	$ –	$ –	$ –	$ 1,000,000	$ –	$ 1,000,000

As a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of this asset was no longer met and derecognized the deferred tax asset in the amount of $1,000,000 at February 28, 2013. The realization of this asset will depend on the successful implementation of the Corporation's action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

Unrecognized deferred tax assets:

At February 28, 2013 and February 29, 2012, deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

	2013	2012
Tax losses carried forward	$ 2,961,000	$ 2,296,000
Research and development expenses	3,307,000	1,465,000
Property, plant and equipment and intangible assets	2,659,000	822,000
Other deductible temporary difference	949,000	239,000
Unrecognized deferred tax assets	$ 9,876,000	$ 4,822,000

20. Income taxes (continued):

As at February 28, 2013, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years' taxable income were as follows:

	Federal	Provincial
Tax losses carried forward		
2032	$ 3,747,000	$ 2,942,000
2033	7,617,000	7,617,000
	$ 11,364,000	$ 10,559,000
Research and development expenses, without time limitation	$ 10,295,000	$ 15,696,000
Other deductible temporary differences, without time limitation	$ 13,288,000	$ 13,563,000

21. Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a) Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2013, the Corporation had twenty-five trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 88% (five customers represented 73% as at February 29, 2012) of total trade accounts included in trade and other receivables as at February 28, 2013.

21. Financial instruments (continued):

(a) Credit risk (continued):

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013 and February 29, 2012 were as follows:

		February 28, 2013		February 29, 2012
Current	$	1,952,615	$	3,950,674
Past due 0-30 days		2,737,217		234,277
Past due 31-120 days		298,519		2,052,621
Past due 121-180 days		877,234		892,598
Trade receivables		5,865,585		7,130,170
Less allowance for doubtful accounts		(325,853)		(84,724)
	$	5,539,732	$	7,045,446

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected.

21. Financial instruments (continued):

(a) Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

		February 28, 2013		February 29, 2012
Balance, beginning of year	$	84,724	$	499,290
Bad debt expenses		241,697		192,570
Write-off against reserve		(568)		(607,136)
Balance, end of year	$	325,853	$	84,724

(b) Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 86% of the Corporation's revenues are in US dollars, and 6% are in euros. A small portion of the purchases, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation's significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2013	
	US$	EURO
Cash	6,249,622	469,913
Trade and other receivables	4,452,680	248,489
Trade and other payables	(3,277,064)	(103,021)
Advance payments	–	(554,895)
	7,425,238	60,486

	February 29, 2012	
	US$	EURO
Cash	1,632,606	1,128,862
Trade and other receivables	4,843,907	2,031,370
Trade and other payables	(765,323)	(71,056)
Advance payments	–	(543,634)
	5,711,190	2,545,542

21. Financial instruments (continued):

(b) Foreign exchange risk (continued):

The following exchange rates are those applicable to the following periods and dates:

		February 28, 2013		February 29, 2012
	Average	Reporting	Average	Reporting
US$ per CAD	1.0098	1.0314	0.9970	0.9895
EURO per CAD	1.3476	1.3452	1.3194	1.3179

Based on the Corporation's foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and euro would have increased the net profit as follows, assuming that all other variables remained constant:

		February 28, 2013		February 29, 2012
	US$	EURO	US$	EURO
Increase in net profit	371,263	3,023	285,560	127,277

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2013 and February 29, 2012.

21. Financial instruments (continued):

(c) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation's exposure to interest rate risk as at the following dates is as follows:

	February 28, 2013
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Long-term debt	Fixed interest rates

	February 29, 2012
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2013 would have decreased consolidated net income by $16,500, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d) Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

21. **Financial instruments (continued):**

(d) Liquidity risk (continued):

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2013 and February 29, 2012:

					February 28, 2013
Required payments per year (in thousands of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 8,034	$ 8,034	$ 8,034	$ –	$ –
Loans and borrowings	1,871	3,045	5	914	2,126
Research and development contracts	–	2,010	2,010	–	–
Lease and other contracts	–	4,216	1,029	1,711	1,476
	$ 9,905	$ 17,305	$ 11,078	$ 2,625	$ 3,602

Derivatives over the Corporation's own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $554,895 of advance payments at February 28, 2013 may be refundable in the next year if the Corporation fails to meet certain development milestones.

					February 29, 2012
Required payments per year (in thousands of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 4,971	$ 4,971	$ 4,971	$ –	$ –
Loans and borrowings	5,754	5,754	2,909	2,845	–
Research and development contracts	–	2,653	1,593	1,060	–
Lease contracts	–	3,472	287	1,414	1,771
	$ 10,725	$ 16,850	$ 9,760	$ 5,319	$ 1,771

(e) Short-term investments:

As at February 28, 2013, short-term investments include four investments totaling $13,720,719 with maturity dates from May 8, 2013 to January 25, 2014, bearing an interest rate from 1.12% to 2.16% per annum, cashable at any time at the discretion of the Corporation under certain conditions.

As at February 29, 2012, short-term investments include five investments totaling $10,687,020 with maturity dates from May 19, 2012 to December 20, 2012, bearing an interest rate from 0.84% to 2.2% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $2,024,290 corresponds to one investment with a maturity date of May 19, 2013, bearing an interest rate of 2.16% per annum or cashable at the Corporation's option on May 19, 2012, bearing an interest rate of 1.55% per annum. As the Corporation's intention is to cash this investment at the option date, interest was calculated with an interest rate of 1.55% per annum, and the presentation is short-term.

22. **Operating leases:**

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022.

During the year ended February 28, 2013, an amount of $329,353 was recognized as an expense in respect of operating leases which is included in general and administrative expenses (2012 - $217,028). Included in these amounts are the Corporation's share of operating costs and taxes under the terms of the leases, in the amount of $52,350 and $46,100, respectively (2012 - $27,500 and $22,000, respectively).

Minimum lease payments for the next five years are $387,825 in 2014, $357,693 in 2015, $357,693 in 2016, $357,693 in 2017 and $321,980 in 2018.

23. **Commitments and contingencies:**

(a) Contingencies:

(i) On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking *inter alia* an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti's allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

(ii) On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation's US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation's US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

(iii) On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation's US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation's US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at February 28, 2013 for this matter.

23. Commitments and contingencies (continued):

(a) Contingencies (continued):

(iv) On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the "Patents") licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The case is currently pending and no trial dates have been set.

(v) On December 20, 2012, the Corporation received information that it and certain of its officers had been named as defendants in a purported class action lawsuit filed by a US law firm on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charges the Corporation and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint has been filed on behalf of all persons or entities who purchased the common stock of the Corporation during a specified period. The Corporation believes that the claim is completely without merit and that it has substantial and meritorious legal and factual defenses, which Neptune intends to pursue vigorously. An amended complaint should be served shortly on the Defendants, and thereafter, the Corporation will be in a position to prepare and submit to the Court its documents. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 28, 2013 for this matter. On May 9, 2013, the parties signed a stipulation of voluntary dismissal, with all the parties bearing their own costs. The stipulation of voluntary dismissal was filed with the Court on May 13, 2013, and the matter is now closed. The Corporation has not paid any money to the plaintiffs as settlement and/or compensation.

(vi) On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA's standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker's patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation's opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia.

(vii) On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune's U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013 and a trial date should be set within the next 9 to 12 months.

(viii) The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation's financial condition.

(ix) At February 28, 2013, the Corporation had $120,000 of outstanding letters of guarantee and US $41,500 of outstanding documentary credit.

(b) Commitments:

(i) In September 2011, Neptune announced the conclusion of a memorandum of understanding ("MOU") with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. ("SKFC") to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune's krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation ("SFGC"), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

23. Commitments and contingencies (continued):

(b) Commitments (continued):

(ii) In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $30,000,000 following the November 8, 2012 incident. It is expected to be funded primarily by a Federal and Provincial government grant and interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune's working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

(iii) In the normal course of business, a Corporation's subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation's subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $4,168,000, of which an amount of $2,367,000 has been paid to date. As at February 28, 2013, an amount of $66,000 is included in "Trade and other payables" in relation to these projects.

24. Determination of fair values:

Certain of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

- Level 1: defined as observable inputs such as quoted prices in active markets.
- Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the May 3, 2011 private placement warrant USD using level 2 methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans approximates the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

24. Determination of fair values (continued):

Derivatives over equity:

The fair value of derivatives over the Corporation's equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

As the 2011 private placement warrant – USD expired on November 3, 2012, the fair value was determined at intrinsic value before expiration.

	February 29, 2012
Instrument	May 3, 2011 Private placement warrant - USD
Valuation model	Black & Scholes
Dividend yield	–
Volatility	64.42%
Estimate life	0.67 year
Risk-free rate	0.18%

Included in finance income or finance costs, is the change in fair value (gains) of these derivatives over equity:

	2013	2012
Private placement warrants - USD	$ 239,935	$ (114,673)

25. Capital management:

The Corporation's objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation was subject to certain financial covenants under its mortgage loan. At February 29, 2012, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders' equity, loans and borrowings and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation's policy is to maintain a minimal level of debt. The Corporation has an authorized operating line of credit of $1,570,000, of which an amount of $1,570,000 was available as at February 28, 2013.

As at February 28, 2013, cash amounted to $14,902,459, short-term investments amounted to $13,720,719 and tax credit receivable amounted to $442,221 for a total of $29,065,399.

26. Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation's CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation's reportable segments:

- *Neptune* produces and commercializes nutraceutical products.
- *Acasti Pharma Inc.* develops and commercializes pharmaceutical applications for cardiovascular diseases.
- *NeuroBioPharm Inc.* develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

26. Operating segments (continued):

(a) Information about reportable segments:

Year ended February 28, 2013:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$ 25,180,416	$ 683,196	$ –	$ –	$ 25,863,612
Revenue from internal sales or internal research contracts	804,150	41,000	–	(845,150)	–
Insurance recoveries	6,000,000	–	–	–	6,000,000
Depreciation and amortization	(605,310)	(665,031)	(325,300)	982,444	(613,197)
Stock-based compensation	(5,327,971)	(1,917,219)	(466,320)	–	(7,711,510)
Plant explosion	(10,091,223)	–	–	–	(10,091,223)
Finance income	154,057	47,241	352	(52,500)	149,150
Finance costs	(397,526)	(2,685)	(52,500)	52,500	(400,211)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(12,038,348)	(6,892,360)	(2,014,202)	982,444	(19,962,466)
Reportable segment assets	77,753,792	12,170,048	4,162,590	(26,593,629)	67,492,801
Reportable segment liabilities	9,926,546	2,446,372	19,593,618	(21,211,767)	10,754,769

Year ended February 29, 2012:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$ 19,113,383	$ 10,415	$ –	$ –	$ 19,123,798
Revenue from internal sales or internal research contracts	603,524	115,966	–	(719,490)	–
Depreciation and amortization	(753,236)	(667,889)	(325,300)	982,444	(763,981)
Stock-based compensation	(1,797,637)	(1,320,571)	(331,218)	–	(3,449,426)
Finance income	195,388	43,143	–	–	238,531
Finance costs	(370,644)	(8,962)	–	–	(379,606)
Income taxes	1,000,000	–	–	–	1,000,000
Reportable segment profit (loss)	2,655,568	(6,500,933)	(1,729,762)	982,444	(4,592,683)
Reportable segment assets	48,140,144	15,728,860	4,554,821	(23,687,744)	44,736,081
Reportable segment liabilities	11,088,150	1,259,518	18,416,841	(18,652,430)	12,112,079

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

26. Operating segments (continued):

(a) Information about reportable segments (continued):

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shares resources of the group or receive financing from the nutraceutical segment.

(b) Geographic information:

Most of the Corporation's assets are located in Canada.

The Corporation's sales are attributed based on the customer's area of residence:

	2013	2012
Canada	$ 3,112,420	$ 2,216,649
United States	8,721,451	7,828,334
France	877,299	1,290,023
Belgium	622,367	3,152,116
Australia	3,947,635	4,326,931
Japan	8,202,421	–
Other countries	380,019	309,745
	$ 25,863,612	$ 19,123,798

There are no individual countries within other countries that accounted for more than 10% of revenue for the years ended February 28, 2013 and February 29, 2012.

(c) Information about major customers:

During the year ended February 28, 2013, the Corporation realized sales from the nutraceutical segment amounting to $12,059,685 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 31.7% and 14.9% of consolidated sales.

During the year ended February 29, 2012, the Corporation realized sales from the nutraceutical segment amounting to $6,414,659 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 20.8% and 12.8% of consolidated sales.

27. Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 28, 2013, total royalties included in operating expenses amounted to $268,046 (2012 - $192,540). As at February 28, 2013, the amount due to this corporation under this agreement amounts to $256,734 (2012 - $189,748). This amount is presented in the consolidated statements of financial position under "Accounts payable and accrued liabilities".

27. Related parties (continued):

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the year ended:

	2013	2012
Short-term employee benefits	$ 2,253,740	$ 2,001,439
Share-based compensation costs	3,115,849	1,580,439
	$ 5,369,589	$ 3,581,878

28. Subsequent events:

(a) Claims – Patents:

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation's US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation's US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation's US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation's request filed on January 29, 2013.

(b) Sub-contractor suit:

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff's tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation's insurers. No trial dates have been set.

INVESTOR AND SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTING
Toronto Stock Exchange – Symbol: NTB
NASDAQ – Symbol: NEPT

INVESTOR RELATIONS
André Godin
Chief Financial Officer
a.godin@neptunebiotech.com

John Ripplinger
Director Investor Relations
j.ripplinger@neptunebiotech.com

Financial information is available at:
www.sedar.com ● www.sec.gov

HEAD OFFICE
Neptune Technologies & Bioressources Inc.
100 - 545 Promenade du Centropolis
Laval, Québec, Canada H7T 0A3
Phone: 450.687.2262
Toll-free: 1.888.664.9166
Fax: 450.687.2272
www.neptunebiotech.com
info@neptunebiotech.com

PLANT
Neptune Technologies & Bioressources Inc.
795 Pépin Street
Sherbrooke, Québec, Canada J1L 2P8

AUDITORS
KPMG LLP
Limited Liability Partnership
Chartered Accountants
1500 - 600 West, de Maisonneuve Blvd
Montréal, Québec, Canada H3A 0A3

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street, 7th Floor
Montreal, Québec, Canada H3A 3S8

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

Computershare Trust Company NA
350 Indiana Street Suite 800
Golden Colorado, USA 80401

Phone: 1.800.564.6253 / 514.982.7555
Fax: 1.888.453.0330 / 416.263.9394
service@computershare.com

ANNUAL MEETING
Shareholders are invited to attend the
Annual and Special Meeting being held on
Thursday, June 27, 2013 at 10:00 a.m. local time at:

Hilton Montréal / Laval
2225 Autoroute des Laurentides
Laval, Québec, Canada H7S 1Z6

BOARD OF DIRECTORS AND MANAGEMENT
BOARD OF DIRECTORS
Dr. Ronald Denis (1, 2, 3)
Chief of Surgery
Sacré-Cœur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Compensation Committee

Henri Harland (1)
President and Chief Executive Officer
Neptune Technologies & Bioressources Inc.
Acasti Pharma Inc.
NeuroBioPharm Inc.

Daniel Perry (1, 2, 3)
President/Manager
Société ADG 7 Tours

Jean-Claude Debard (1, 2, 3)
President
M Motors Automobiles France
President Audit Committee

Dr. Harlan Waksal (1)
Executive Vice-President, Business and Scientific Affairs
Acasti Pharma Inc.

Michel Chartrand (1)
Businessman

MANAGEMENT
Henri Harland
President and Chief Executive Officer

André Godin
Chief Financial Officer

Dr. Fotini Sampalis
Chief Global Strategic Officer

(1) Member of the Corporate Governance Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

NEPTUNE

TECHNOLOGIES & BIORESSOURCES

neptunebiotech.com